UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2014

Commission File Number 001-16174

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Translation of registrant’s name into English)

5 Basel Street, P.O. Box 3190

Petach Tikva 4951033 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Exhibits

Exhibit No.	Description

EX-101.INS	XBRL Taxonomy Instance Document

EX-101.SCH	XBRL Taxonomy Extension Schema Document

EX-101.CAL	XBRL Taxonomy Calculation Linkbase Document

EX-101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

EX-101.LAB	XBRL Taxonomy Label Linkbase Document

EX-101.PRE	XBRL Taxonomy Presentation Linkbase Document

INTRODUCTION AND USE OF CERTAIN TERMS

Unless otherwise indicated or the context otherwise requires, all references to the “Company,” “we,” “our” and “Teva” refer to Teva Pharmaceutical Industries Limited and its subsidiaries and references to “revenue” refer to “net revenue.” References to “U.S. dollars,” “U.S. $” and “$” are to the lawful currency of the United States of America, and references to “NIS” are to new Israeli shekels. Market share data is based on information provided by IMS Health Inc., a leading provider of market research to the pharmaceutical industry (“IMS”), unless otherwise stated. References to our “ROW” markets are to our Rest of the World markets. References to “P&G” are to The Procter & Gamble Company, and references to “PGT” are to PGT Healthcare, the joint venture we formed with P&G.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in millions)

(Unaudited)

	March 31,	December 31,
	2014	2013
ASSETS
Current assets:
Cash and cash equivalents	$901	$1,038
Accounts receivable	5,275	5,338
Inventories	4,976	5,053
Deferred income taxes	1,034	1,084
Other current assets	1,262	1,207

Total current assets	13,448	13,720
Other non-current assets	1,470	1,696
Property, plant and equipment, net	6,665	6,635
Identifiable intangible assets, net	6,330	6,476
Goodwill	18,979	18,981

Total assets	$46,892	$47,508

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt	$1,552	$1,804
Sales reserves and allowances	4,839	4,918
Accounts payable and accruals	3,143	3,317
Other current liabilities	1,868	1,926

Total current liabilities	11,402	11,965
Long-term liabilities:
Deferred income taxes	1,256	1,247
Other taxes and long-term liabilities	960	1,273
Senior notes and loans	10,244	10,387

Total long-term liabilities	12,460	12,907

Contingencies, see note 11
Total liabilities	23,862	24,872

Equity:
Teva shareholders’ equity:
Ordinary shares of NIS 0.10 par value per share; March 31, 2014 and December 31, 2013: authorized 2,500 million shares; issued 949 million shares and 947 million shares, respectively	50	50
Additional paid-in capital	13,720	13,628
Retained earnings	12,986	12,535
Accumulated other comprehensive loss	(247)	(91)
Treasury shares as of March 31, 2014 and December 31, 2013 — 98 million ordinary shares and 99 million ordinary shares, respectively	(3,542)	(3,557)

	22,967	22,565

Non-controlling interests	63	71

Total equity	23,030	22,636

Total liabilities and equity	$46,892	$47,508

The accompanying notes are an integral part of the condensed financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED STATEMENTS OF INCOME

(U.S. dollars in millions, except share and per share data)

(Unaudited)

	Three months ended
	March 31,
	2014	2013
Net revenues	$5,001	$4,901
Cost of sales	2,304	2,311

Gross profit	2,697	2,590
Research and development expenses	353	329
Selling and marketing expenses	984	995
General and administrative expenses	302	307
Legal settlements and loss contingencies	29	27
Impairments, restructuring and others	57	58

Operating income	972	874
Financial expenses – net	81	175

Income before income taxes	891	699
Income taxes	143	53
Share in losses of associated companies – net	8	20

Net income	740	626
Net loss attributable to non-controlling interests	(4)	(4)

Net income attributable to Teva	$744	$630

Earnings per share attributable to Teva:
Basic	$0.88	$0.74

Diluted	$0.87	$0.74

Weighted average number of shares (in millions):
Basic	850	855

Diluted	852	856

The accompanying notes are an integral part of the condensed financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(U.S. dollars in millions)

(Unaudited)

	Three months ended
	March 31,
	2014	2013
Net income	$740	$626
Other comprehensive income, net of tax:
Currency translation adjustment	(173)	(318)
Unrealized gain from available-for-sale securities, net	21	6
Unrealized gain (loss) on derivative financial instruments, net	(10)	66
Gain on defined benefit plans	6	10

Total other comprehensive loss	(156)	(236)

Total comprehensive income	584	390
Comprehensive loss attributable to the non-controlling interests	3	6

Comprehensive income attributable to Teva	$587	$396

The accompanying notes are an integral part of the condensed financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in millions)

(Unaudited)

	Three months ended
	March 31,
	2014	2013
Operating activities:
Net income	$740	$626
Adjustments to reconcile net income to net cash provided by operations:
Depreciation and amortization	404	387
Net change in operating assets and liabilities	(248)	60
Deferred income taxes – net and uncertain tax positions	(61)	(100)
Loss (gain) from sale of long lived assets and investments	25	(3)
Other items	20	99
Stock-based compensation	17	18
Impairment of long lived assets	1	15

Net cash provided by operating activities	898	1,102

Investing activities:
Purchases of property, plant and equipment	(225)	(264)
Acquisitions of subsidiaries, net of cash acquired	(163)	—
Proceeds from sales of long lived assets and investments	18	143
Other investing activities	(10)	(41)
Purchases of investments and other assets	(8)	(104)

Net cash used in investing activities	(388)	(266)

Financing activities:
Repayment of long-term loans and other long-term liabilities	(767)	(1,762)
Dividends paid	(291)	(281)
Net change in short-term debt	336	(20)
Proceeds from exercise of options by employees	98	2
Other financing activities	(8)	1
Proceeds from long-term loans and other long-term liabilities	(2)	—
Purchases of treasury shares	—	(200)

Net cash used in financing activities	(634)	(2,260)

Translation adjustment on cash and cash equivalents	(13)	(61)

Net change in cash and cash equivalents	(137)	(1,485)
Balance of cash and cash equivalents at beginning of period	1,038	2,879

Balance of cash and cash equivalents at end of period	$901	$1,394

The accompanying notes are an integral part of the condensed financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Condensed Consolidated Financial Statements

(Unaudited)

NOTE 1 – Basis of presentation:

The accompanying unaudited condensed consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements. In the opinion of management, the financial statements reflect all adjustments necessary to fairly state the financial position and results of operations of Teva Pharmaceutical Industries Limited (“Teva” or the “Company”). These consolidated financial statements and notes thereto are unaudited and should be read in conjunction with the Company’s audited financial statements included in its Annual Report on Form 20-F for the year ended December 31, 2013, as filed with the Securities and Exchange Commission. Amounts at December 31, 2013 were derived from the audited balance sheet at that date, but not all disclosures required by accounting principles generally accepted in the United States are included. The results of operations for the three months ended March 31, 2014 are not necessarily indicative of results that could be expected for the entire fiscal year.

NOTE 2 – Recently adopted and issued accounting pronouncements:

In July 2013, the Financial Accounting Standards Board issued guidance that requires that a non-recognized tax benefit be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward. This net presentation is required unless a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date or the tax law of the jurisdiction does not require, and the entity does not intend to use, the deferred tax asset to settle any additional income tax that would result from the disallowance of the unrecognized tax benefit. Teva’s adoption of this standard, commencing January 1, 2014, did not have a material impact on its consolidated financial statements.

NOTE 3 – Certain transactions:

On February 21, 2014, Teva completed the acquisition of NuPathe Inc. (“NuPathe”). NuPathe’s leading product is Zecuity®, the only prescription migraine patch approved by the FDA for the acute treatment of migraine with or without aura in adults.

Teva purchased all of NuPathe’s shares for consideration of $163 million. Teva may be required to make additional payments upon the achievement of sales-based milestones for Zecuity®. These potential additional payments were evaluated at a preliminary fair value of approximately $130 million as of the acquisition date.

Pro forma information giving effect to the acquisition has not been provided as the results would not be material.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Condensed Consolidated Financial Statements – (Continued)

(Unaudited)

NOTE 4 – Inventories:

Inventories consisted of the following:

	March 31,	December 31,
	2014	2013
	U.S. $ in millions
Finished products	$2,550	$2,567
Raw and packaging materials	1,560	1,576
Products in process	712	715
Materials in transit and payments on account	154	195

	$4,976	$5,053

NOTE 5 – Earnings per share:

Basic earnings per share is computed by dividing net income attributable to Teva by the weighted average number of ordinary shares outstanding during the period, net of treasury shares.

In computing diluted earnings per share for the three months ended March 31, 2014 and 2013, basic earnings per share was adjusted to take into account the potential dilution that could occur upon: (i) the exercise of options and non-vested restricted stock units (“RSUs”) granted under employee stock compensation plans and one series of convertible senior debentures, using the treasury stock method; and (ii) the conversion of the remaining convertible senior debentures using the “if-converted” method, by adding interest expense on the debentures and amortization of issuance costs, net of tax benefits to net income, and by adding the weighted average number of shares issuable upon assumed conversion of the debentures to the weighted average number of ordinary shares outstanding during the period.

NOTE 6 – Revenue recognition:

The Company recognizes revenues from product sales, including sales to distributors when persuasive evidence of an arrangement exists, delivery has occurred, the selling price is fixed or determinable and collectability is reasonably assured. This generally occurs when products are shipped and title and risk and rewards for the products are transferred to the customer.

Revenues from product sales are recorded net of provisions for estimated chargebacks, rebates, returns, prompt pay discounts and other deductions, such as shelf stock adjustments, which can be reasonably estimated. When sales provisions are not considered reasonably estimable by Teva, the revenue is deferred to a future period when more information is available to evaluate the impact.

Provisions for chargebacks, rebates including Medicaid and other governmental program discounts, and other promotional items, such as shelf stock adjustments, are included in “sales reserves and allowances” under “current liabilities.” These provisions are recognized concurrently with the sales of products. Prompt payment discounts are netted against “accounts receivable.”

Calculations for these deductions from sales are based on historical experience and the specific terms in the individual agreements. Chargebacks and rebates are the largest components of sales reserves and allowances. Provisions for chargebacks are determined using historical chargeback experience, or expected chargeback levels and wholesaler sales information for new products, which are compared to externally obtained distribution channel reports for reasonableness. Rebates are recognized based on contractual obligations in place at the time of sales with consideration given to relevant factors that may affect the payment as well as historical experience for estimated market activity. Shelf-stock adjustments are granted to customers based on the existing inventory of a customer following decreases in the invoice or contract price of the related product and are estimated based on expected market performance. Teva records a reserve for estimated sales returns by applying historical experience of customer returns to the amounts invoiced and the amount of returned products to be destroyed versus products that can be placed back in inventory for resale.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Condensed Consolidated Financial Statements – (Continued)

(Unaudited)

Revenue resulting from the achievement of milestone events stipulated in agreements is recognized when the milestone is achieved. Milestones are based upon the occurrence of a substantive element specified in the contract or as a measure of substantive progress towards completion under the contract.

Revenues from licensees, sales of licensed products and technology are recorded in accordance with the contract terms, when third-party sales can be reliably measured and collection of the funds is reasonably assured.

Sales reserves and allowances consisted of the following:

	March 31,	December 31,
	2014	2013
	U.S. $ in millions
Rebates	$3,183	$3,090
Chargebacks	938	1,114
Returns	602	573
Other	116	141

	$4,839	$4,918

NOTE 7 – Equity:

Accumulated other comprehensive loss

The following tables present the changes in the components of accumulated other comprehensive loss for the three months ended March 31, 2014 and 2013:

	Three months ended March 31, 2014
	Currency translation adjustment	Unrealized gain (loss) from available-for- sale securities	Unrealized gain (loss) from cash flow hedge	Defined benefit plan items	Total accumulated other comprehensive income (loss)
	U.S. $ in millions
Other comprehensive income (loss) before reclassifications	$(173)	$21	$(12)	$—	$(164)
Amounts reclassified from accumulated other comprehensive income (loss) before tax:
Currency translation adjustment, included in financial expenses - net	*	—	—	—	*
Gain on marketable securities, included in financial expenses - net	—	(1)	—	—	(1)
Loss on derivative financial instruments, included in net revenues	—	—	2	—	2
Loss on defined benefit plans, included in various statement of income items	—	—	—	*	*

Amounts reclassified from accumulated other comprehensive income (loss) before tax	*	(1)	2	*	1
Net other comprehensive income (loss) before tax	(173)	20	(10)	*	(163)
Income tax related to items of other comprehensive income (loss)	*	1	*	6	7

Net other comprehensive income (loss) after tax	$(173)	$21	$(10)	$6	$(156)

*	Represents an amount of less than $0.5 million.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Condensed Consolidated Financial Statements – (Continued)

(Unaudited)

	Three months ended March 31, 2013
	Currency translation adjustment	Unrealized gain (loss) from available-for- sale securities	Unrealized gain (loss) from cash flow hedge	Defined benefit plan items	Total accumulated other comprehensive income (loss)
	U.S. $ in millions
Other comprehensive income (loss) before reclassifications	$(336)	$6	$66	$10	$(254)
Amounts reclassified from accumulated other comprehensive income (loss) before tax:
Currency translation adjustment, included in financial expenses - net	17	—	—	—	17

Amounts reclassified from accumulated other comprehensive income (loss) before tax	17	—	—	—	17
Net other comprehensive income (loss) before tax	(319)	6	66	10	(237)
Income tax related to items of other comprehensive income (loss)	1	*	*	—	1

Net other comprehensive income (loss) after tax	$(318)	$6	$66	$10	$(236)

*	Represents an amount of less than $0.5 million.

Share repurchase program

In December 2011, Teva’s board of directors authorized the Company to repurchase up to an aggregate of $3 billion of its ordinary shares and American depository shares, of which, as of March 31, 2014, $1.33 billion remain available for repurchases. This repurchase authorization has no time limit. Repurchases may be commenced or suspended at any time.

As of March 31, 2014, Teva had a treasury share balance of 98.3 million shares compared to a balance of 98.8 million shares as of December 31, 2013.

The following table summarizes the shares repurchased and the amount Teva spent on these repurchases:

	Three months ended March 31,
	2014	2013
	in millions
Amount spent on shares repurchased	$—	$200

Number of shares repurchased	—	5.2

NOTE 8 – Fair value measurement:

Teva’s financial instruments consist mainly of cash and cash equivalents, marketable securities, current and non-current receivables, short-term credit, accounts payable and accruals, long-term loans and other long-term senior notes and loans, convertible senior debentures and derivatives.

The fair value of the financial instruments included in working capital and non-current receivables approximates their carrying value. The fair value of long-term bank loans mostly approximates their carrying value, since they bear interest at rates close to the prevailing market rates.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Condensed Consolidated Financial Statements – (Continued)

(Unaudited)

Financial instruments measured at fair value

The Company measures fair value and discloses fair value measurements for financial assets and liabilities. Fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The accounting standard establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described below:

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Observable inputs that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3: Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible and considers counterparty credit risk in its assessment of fair value.

Financial items carried at fair value as of March 31, 2014 and December 31, 2013 are classified in the tables below in one of the three categories described above:

	March 31, 2014
	U.S. $ in millions
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents:
Money market	$11	$—	$—	$11
Cash deposits and other	890	—	—	890
Marketable securities:
Auction rate securities	—	—	18	18
Equity securities	89	—	—	89
Structured investment vehicles	—	93	—	93
Other	21	—	1	22
Derivatives:
Liabilities derivatives - mainly options and forward contracts	—	(19)	—	(19)
Liabilities derivatives - interest rate and cross-currency swaps	—	(386)	—	(386)
Asset derivatives - mainly options and forward contracts	—	13	—	13
Contingent consideration *	—	—	(387)	(387)

Total	$1,011	$(299)	$(368)	$344

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Condensed Consolidated Financial Statements – (Continued)

(Unaudited)

	December 31, 2013
	U.S. $ in millions
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents:
Money market	$9	$—	$—	$9
Cash deposits and other	1,029	—	—	1,029
Marketable securities:
Auction rate securities	—	—	18	18
Equity securities	70	—	—	70
Structured investment vehicles	—	89	—	89
Other	29	—	1	30
Derivatives:
Liability derivatives - mainly options and forward contracts	—	(17)	—	(17)
Liability derivatives - interest rate and cross-currency swaps	—	(436)	—	(436)
Asset derivatives - mainly options and forward contracts	—	28	—	28
Asset derivatives - interest rate swaps	—	2	—	2
Contingent consideration *	—	—	(366)	(366)

Total	$1,137	$(334)	$(347)	$456

*	Contingent consideration represents either liabilities or assets recorded at fair value as part of transactions entered into by Cephalon, in connection with the MicroDose and NuPathe acquisitions, and the sale of our animal health unit.

Teva determined the fair value of the liability or asset for the contingent consideration based on a probability-weighted discounted cash flow analysis. This fair value measurement is based on significant unobservable inputs in the market and thus represents a Level 3 measurement within the fair value hierarchy. The fair value of the contingent consideration is based on several factors, such as: the cash flows projected from the success of unapproved product candidates; the probability of success for product candidates including risks associated with uncertainty regarding achievement and payment of milestone events; the time and resources needed to complete the development and approval of product candidates; the life of the potential commercialized products and associated risks of obtaining regulatory approvals in the U.S. and Europe and the risk adjusted discount rate for fair value measurement.

The contingent consideration is evaluated quarterly or more frequently if circumstances dictate. Changes in the fair value of contingent consideration are recorded in earnings.

Significant changes in unobservable inputs, mainly the probability of success and cash flows projected, could result in material changes to the contingent consideration liability.

The following table summarizes the activity for those financial assets and liabilities where fair value measurements are estimated utilizing Level 3 inputs.

	March 31,	December 31,
	2014	2013
	U.S. $ in millions
Fair value at the beginning of the period	$(347)	$(98)
Amount realized	—	(16)
Contingent consideration in connection with Cephalon acquisition	10	(12)
Contingent consideration in connection with MicroDose acquisition	55	(232)
Contingent consideration in connection with the sale of our animal health unit	(3)	8
Contingent consideration in connection with NuPathe acquisition	(83)	—
Net change to fair value:
Included in earnings - financial expense - net	—	1
Included in accumulated other comprehensive loss	—	2

Fair value at the end of the period	$(368)	$(347)

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Condensed Consolidated Financial Statements – (Continued)

(Unaudited)

Financial instruments not measured at fair value

Financial instruments measured on a basis other than fair value are mostly comprised of senior notes and convertible senior debentures, and are presented in the below table:

	Estimated fair value*
	March 31,	December 31,
	2014	2013
	U.S. $ in millions
Senior notes included under long-term liabilities	$(8,746)	$(8,656)
Senior notes and convertible senior debentures included under short-term liabilities	(678)	(1,308)

Fair value at the end of the period	$(9,424)	$(9,964)

*	The fair value was estimated based on quoted market prices, where available.

Marketable securities

The fair value, amortized cost and gross unrealized holding gains and losses of such securities are presented in the below table:

	Fair value	Amortized cost	Gross unrealized holding gains	Gross unrealized holding losses
	U.S. $ in millions
March 31, 2014	$233	$210	$47	$24
December 31, 2013	216	213	25	22

Note 9 – Derivative instruments and hedging activities:

Derivative instrument disclosure

The following table summarizes the notional amounts for hedged items, when transactions are designated as hedge accounting:

	March 31,	December 31,
	2014	2013
	U.S. $ in millions

Interest rate swap - fair value hedge	$2,250	$2,500

Cross currency swap - cash flow hedge	1,875	1,875

Forecasted transactions - cash flow hedge	200	300

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Condensed Consolidated Financial Statements – (Continued)

(Unaudited)

The following table summarizes the classification and fair values of derivative instruments:

		Fair value
	Reported under	March 31, 2014	December 31, 2013
		U.S. $ in millions

Asset derivatives - interest rate swap - fair value hedge designated as hedging instruments	Other current assets	$—	$2

Liability derivatives - interest rate swap - fair value hedge designated as hedging instruments	Senior notes and loans	(170)	(233)

Liability derivatives - cross currency swap - cash flow hedge designated as hedging instruments	Senior notes and loans	(216)	(203)

Liability derivatives, comprising mainly option and forward contracts, not designated as hedging instruments	Other current liabilities	(19)	(17)

Asset derivatives, comprising mainly option and forward contracts, not designated as hedging instruments	Other current assets	13	28

Derivatives on foreign exchange contracts hedge Teva’s balance sheet items from currency exposure but are not designated as hedging instruments for accounting purposes. With respect to such derivatives, losses of $4 million and gains of $2 million were recognized under financial expenses-net for the three months ended March 31, 2014 and 2013, respectively. Such gains and losses offset the revaluation of the balance sheet items also recorded under financial expenses-net.

With respect to the interest rate and cross-currency swap agreements, gains of $11 million and $10 million were recognized under financial expenses-net for the three months ended March 31, 2014 and 2013, respectively. Such gains mainly reflect the differences between the fixed interest rate and the floating interest rate.

NOTE 10 – Impairments, restructuring and others:

Impairments, restructuring and others consisted of the following:

	Three months ended
	March 31,
	2014	2013
	U.S. $ in millions
Restructuring	$58	$41
Impairments of long-lived assets	1	15
Other (income) expense	(2)	2

Total	$57	$58

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Condensed Consolidated Financial Statements – (Continued)

(Unaudited)

NOTE 11 – Contingencies:

General

From time to time, Teva and/or its subsidiaries are subject to claims for damages and/or equitable relief arising in the ordinary course of business. In addition, as described below, in large part as a result of the nature of its business, Teva is frequently subject to litigation. Teva believes that it has meritorious defenses to all actions brought against it and vigorously pursues the defense or settlement of each such action. Except as described below, Teva does not currently have a reasonable basis to estimate the loss, or range of loss, that is reasonably possible with respect to actions disclosed in this note.

Teva records a provision in its financial statements to the extent that it concludes that a contingent liability is probable and the amount thereof is estimable. Based upon the status of these cases, management’s assessments of the likelihood of damages, and the advice of counsel, no provisions have been made regarding the matters disclosed in this note, except as noted below. Litigation outcomes and contingencies are unpredictable, and excessive verdicts can occur. Accordingly, management’s assessments involve complex judgments about future events and often rely heavily on estimates and assumptions.

Based on currently available information, Teva believes that none of the proceedings brought against it described below is likely to have a material adverse effect on its financial condition. However, if one or more of such proceedings were to result in final judgments against Teva, such judgments could be material to its results of operations and cash flow in a given period. In addition, Teva incurs significant legal fees and related expenses in the course of defending its positions even if the facts and circumstances of a particular litigation do not give rise to a provision in the financial statements.

In connection with third-party agreements, Teva may under certain circumstances be required to indemnify, and may be indemnified by, in unspecified amounts, the parties to such agreements against third-party claims. Teva’s agreements with third parties may require Teva to indemnify them, or require them to indemnify Teva, for the costs and damages incurred in connection with product liability claims, in specified or unspecified amounts.

Except as otherwise noted, all of the litigation matters disclosed below involve claims arising in the United States. All third-party sales figures given below are based on IMS data.

Intellectual Property Litigation

From time to time, Teva seeks to develop generic versions of patent-protected pharmaceuticals for sale prior to patent expiration in various markets. In the United States, to obtain approval for most generics prior to the expiration of the originator’s patents, Teva must challenge the patents under the procedures set forth in the Hatch-Waxman Act of 1984, as amended. To the extent that Teva seeks to utilize such patent challenge procedures, Teva is and expects to be involved in patent litigation regarding the validity, enforceability or infringement of the originator’s patents. Teva may also be involved in patent litigation involving the extent to which its product or manufacturing process techniques may infringe other originator or third-party patents.

Additionally, depending upon a complex analysis of a variety of legal and commercial factors, Teva may, in certain circumstances, elect to market a generic version even though litigation is still pending. This could be before any court decision is rendered or while an appeal of a lower court decision is pending. To the extent Teva elects to proceed in this manner, it could face substantial liability for patent infringement if the final court decision is adverse to Teva.

The general rule for damages in patent infringement cases in the United States is that the patentee should be compensated by no less than a reasonable royalty, and it may also be able in certain circumstances to be compensated for its lost profits. The amount of a reasonable royalty award would be calculated based on the sales of Teva’s generic product. The amount of lost profits would be based on the lost sales of the branded product. The launch of an authorized generic and other generic competition may be relevant to the damages calculation. In addition, the patentee may seek consequential damages as well as enhanced damages of up to three times the profits lost by the patent holder for willful infringement, although courts have typically awarded much lower multiples.

Teva is also involved in litigation regarding patents in other countries where it does business, particularly in Europe, where Teva has in recent years increased the number of launches of its generic versions of branded pharmaceuticals prior

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Condensed Consolidated Financial Statements – (Continued)

(Unaudited)

to the expiration of the innovator’s patents. The laws concerning generic pharmaceuticals and patents differ from country to country. Damages for patent infringement in Europe may include lost profits or a reasonable royalty, but enhanced damages for willful infringement are generally not available.

In December 2007, Teva commenced sales of its 20 mg and 40 mg pantoprazole sodium tablets, which are the AB-rated generic versions of Wyeth’s Protonix®. Wyeth sued Teva for patent infringement, and in April 2010, a jury returned a verdict finding that the patent, which Teva had infringed, was valid. In June 2013, Teva entered into a settlement agreement with Wyeth, under which Teva agreed to pay $1.6 billion to Wyeth. Teva has paid $1 billion to date, and will pay the remainder in 2014. Teva believes that it may have up to approximately $560 million of net insurance coverage available to defray the payments, subject to recovery from the insurance carriers, which are disputing both their obligation to cover and the claimed limits of coverage.

In September 2012, Teva launched its 10, 20, 30, 40, 50, and 60 mg methylphenidate ER products, which are the AB-rated generic versions of UCB’s Metadate CD® capsules, which had annual sales of approximately $154 million for the twelve months ended September 2012. In December 2012, UCB sued Teva in the United States District Court for the Northern District of Georgia for infringement of UCB’s formulation patent, which expires in October 2020. No trial date has been scheduled. Were UCB ultimately to be successful in its allegation of patent infringement, Teva could be required to pay damages relating to past sales of its methylphenidate ER products and enjoined from selling its methylphenidate ER products until patent expiry.

Product Liability Litigation

Teva’s business inherently exposes it to potential product liability claims, and in recent years the number of product liability claims asserted against Teva has increased. Teva maintains product liability insurance coverage in amounts and with terms that it believes are reasonable and prudent in light of its business and related risks. However, Teva sells, and will continue to sell, pharmaceuticals that are not covered by insurance; in addition, it may be subject to claims for which insurance coverage is denied as well as claims that exceed its policy limits. Product liability coverage for pharmaceutical companies is becoming more expensive and increasingly difficult to obtain. As a result, Teva may not be able to obtain the type and amount of coverage it desires.

In June 2011, the United States Supreme Court held, in Pliva, Inc. v. Mensing, one of the metoclopramide cases mentioned below, that federal law preempts state law product liability claims brought against generic pharmaceutical manufacturers under a “failure to warn” theory. On June 24, 2013, the United States Supreme Court held, in Mutual Pharmaceutical Company, Inc. v. Bartlett, that “design defect” claims against a generic manufacturer are also preempted by federal law because they are essentially failure to warn claims and therefore are preempted on the same grounds as the claims in Mensing. Teva believes that these decisions are likely to reduce its aggregate exposure in currently pending product liability lawsuits involving generic products, including those described below, although the extent of such reduction is uncertain at this time.

Teva and/or its subsidiaries have been named as defendants in approximately 4,000 product liability lawsuits brought against them and other manufacturers by approximately 4,400 plaintiffs claiming injuries (including allegations of neurological disorders, such as tardive dyskinesia) from the use of metoclopramide (the generic form of Reglan®). Certain of these claims are covered by insurance. For over 20 years, the FDA-approved label for metoclopramide has contained warning language about the risk of tardive dyskinesia, and that the risk of developing the disorder increases with duration of treatment and total cumulative dose. In February 2009, the FDA announced that manufacturers of metoclopramide would be required to revise the label, including the addition of a “black box” warning about the risk of tardive dyskinesia resulting from long-term usage. The cases of approximately 500 of the plaintiffs have been dismissed or otherwise resolved to date. Teva expects to be dismissed from at least some of the remaining cases on the basis that some plaintiffs cannot demonstrate that they used a Teva product.

Approximately 40% of the plaintiffs are parties to cases against Teva that are part of a mass tort proceeding in the Philadelphia Court of Common Pleas. In addition, there are mass tort proceedings under way in state courts in California and New Jersey. All of the cases in the Philadelphia court have been stayed with respect to the generic defendants pending resolution of appeals regarding whether the claims should be dismissed due to federal preemption. On July 29, 2013, the Pennsylvania Superior Court affirmed in part and reversed in part the trial court’s denial of the generic defendants’ preemption motion. This ruling substantially allows the cases to proceed. Teva has sought further review of this decision.

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In the California litigation, which now includes about half of the total plaintiffs, the defendants’ motion to dismiss has been denied. In the New Jersey proceeding, the trial court granted the defendants’ motion to dismiss, on federal preemption grounds, all claims other than those based on an alleged failure to timely update the label. Teva appealed the trial court’s decision to allow the update claims to proceed. All of the cases in the New Jersey litigation with respect to the generic defendants have been stayed pending resolution of the appeal. Several cases outside of the mass tort jurisdictions in which Pliva, Inc., a subsidiary of Teva, is a defendant are, or may be, scheduled for trial later this year.

Competition Matters

As part of its generic pharmaceuticals business, Teva has challenged a number of patents covering branded pharmaceuticals, some of which are among the most widely-prescribed and well-known drugs on the market. Many of Teva’s patent challenges have resulted in litigation relating to Teva’s attempts to market generic versions of such pharmaceuticals under the federal Hatch-Waxman Act. Some of this litigation has been resolved through settlement agreements in which Teva obtained a license to market a generic version of the drug, often years before the patents expire. Occasionally, Teva and its subsidiaries have been named as defendants in cases that allege antitrust violations arising from such settlement agreements. Teva believes that its settlement agreements are lawful and serve to increase competition, and intends to defend them vigorously. However, the plaintiffs in these cases typically allege (1) that Teva received something of value from the innovator in exchange for an agreement to delay generic entry, and (2) that they would have realized significant savings if there had been no settlement and competition had commenced earlier. These cases seek various forms of injunctive and monetary relief, including damages based on the difference between the brand price and what the generic price allegedly would have been, and disgorgement of profits, trebled under the relevant statutes, plus attorneys’ fees and costs. The damages allegedly caused by the alleged delays in generic entry generally depend on the size of the branded market and the length of the alleged delay, and can be substantial, particularly where the alleged delays are lengthy or branded drugs with sales in the billions of dollars are involved. Nonetheless, as in the modafinil opt-out case described below, many such cases may be resolved through settlement for amounts considerably less than the damages initially alleged.

On June 17, 2013, the United States Supreme Court held, in Federal Trade Commission v. Actavis, Inc. (the “AndroGel case”), that a rule of reason test should be applied in analyzing whether such settlements potentially violate the federal antitrust laws. The Supreme Court held that a trial court must analyze each agreement in its entirety in order to determine whether it violates the antitrust laws. This new test may lead to increased scrutiny of Teva’s patent settlements, additional administrative action by the Federal Trade Commission (“FTC”), and an increased risk of liability in Teva’s currently pending antitrust litigations.

In April 2006, certain subsidiaries of Teva were named in a class action lawsuit filed in the United States District Court for the Eastern District of Pennsylvania. The case alleges that the settlement agreements involving finished modafinil products (the generic version of Provigil®) that Cephalon, Inc., a Teva subsidiary (“Cephalon”), entered into with various generic pharmaceutical companies in late 2005 and early 2006 were unlawful because they had the effect of excluding generic competition. The first lawsuit was brought by King Drug Company of Florence, Inc. on behalf of itself and as a proposed class action on behalf of any other person or entity that purchased Provigil® directly from Cephalon from January 2006 until the alleged unlawful conduct ceases. The first generic modafinil product was launched in March 2012. Similar allegations have been made in a number of additional complaints, including those filed on behalf of proposed classes of direct and indirect purchasers, by an individual indirect purchaser, by certain retail chain pharmacies and by Apotex, Inc. Annual sales of Provigil® were approximately $500 million at the time of the settlement agreements, and approximately $1 billion when the first generic modafinil product was launched in March 2012.

In February 2008, following an investigation, the FTC sued Cephalon, alleging that Cephalon violated Section 5 of the Federal Trade Commission Act, which prohibits unfair or deceptive acts or practices in the marketplace, by unlawfully maintaining a monopoly in the sale of Provigil® and improperly excluding generic competition. In March 2010, the District Court denied defendants’ motions to dismiss the federal antitrust claims and some of the related state law claims. Because the FTC lawsuit does not currently seek monetary damages, and no fines or penalties have been asserted against Cephalon, no provision has been recorded for this matter. On December 9, 2013, the FTC filed a motion seeking to add Teva as a defendant and indicated that it intends to seek disgorgement of profits as an equitable remedy, although it has not yet amended its complaint to include a request for disgorgement. Teva contends that the FTC is not entitled as a matter of law to seek disgorgement.

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In May 2010, an independent pharmacy in Ohio filed suit with the same allegations. This case has been transferred to the Eastern District of Pennsylvania.

Teva has settled with certain of the retail chain pharmacies (representing approximately half of the direct purchases of Provigil® from Cephalon) and, given the significant similarities in the claims asserted and damages claimed by certain other purchaser plaintiffs, has concluded that a provision for certain other parts of the litigation is warranted. Accordingly, management recorded a provision of $495 million in the financial statements in 2013 for these matters. Management expects that the settlement demands of the remaining parties could be significantly higher, and there can be no assurance that Teva will be able to reach settlements with the remaining parties on these terms.

In October 2011, the District Court hearing the antitrust cases described above, as well as patent claims brought by plaintiff Apotex, issued its decision regarding Apotex’s invalidity claims, finding a Cephalon patent to be invalid based on obviousness, among other things, and unenforceable based on inequitable conduct. In March 2012, the District Court ruled that Apotex’s product does not infringe Cephalon’s patent. On April 8, 2013, the United States Court of Appeals for the Federal Circuit affirmed the District Court’s rulings of invalidity and inequitable conduct. The plaintiffs in the antitrust case filed motions for summary judgment asking the District Court (1) to apply the inequitable conduct and invalidity findings to the antitrust cases in an effort to establish antitrust liability, and (2) to find a conspiracy between and among Cephalon and the generic companies. Teva opposed those motions and moved for summary judgment, asserting that the FTC’s case against Cephalon is moot and that the conspiracy claims should be dismissed. In addition, all defendants moved for summary judgment on the grounds that there were no impermissible payments from Cephalon to the generic defendants. On March 13, 2014, the District Court denied, in part, plaintiffs’ motion for summary judgment to apply the inequitable conduct and invalidity findings to the antitrust case to establish antitrust liability. Apotex has moved for reconsideration. The Court has not yet ruled on any of the other pending motions. Management has recorded a provision in the financial statements in this quarter for this matter.

In April 2011, the European Commission opened a formal investigation against both Cephalon and Teva to assess whether the 2005 settlement agreement between the parties might have had the object or effect of hindering the entry of generic modafinil. The opening of proceedings indicates that the Commission will investigate the case as a matter of priority, but does not mean that there has been a definitive finding of violation of law.

Barr Laboratories, Inc., a subsidiary of Teva (“Barr”), is a defendant in actions in California, Florida and Kansas alleging that a January 1997 patent litigation settlement agreement between Barr and Bayer Corporation was anticompetitive and violated state antitrust and consumer protection laws. An earlier federal multidistrict action regarding the same settlement agreement was effectively ended by a final court decision in the company’s favor. In the California case, the trial court granted defendants’ summary judgment motions, and the California Court of Appeal affirmed in October 2011. The plaintiffs petitioned for review by the California Supreme Court, which decided to hear the appeal, but then suspended the case before completion of briefing, pending the United States Supreme Court’s disposition of the AndroGel case. The trial court approved a $74 million class settlement with Bayer, and the California Supreme Court requested supplemental briefs addressing the effect of the AndroGel case on plaintiffs’ appeal of the grant of summary judgment for the remaining defendants in this case. Based on the plaintiffs’ expert testimony in the now-terminated federal multidistrict litigation, estimated sales of ciprofloxacin in California were approximately $500 million during the alleged damages period. The Kansas and Florida actions are in relatively early stages. In the Kansas action, class certification briefing will be concluded by August 22, 2014; no schedule has been set in the Florida action.

In December 2011, three groups of plaintiffs sued Wyeth and Teva for alleged violations of the antitrust laws in connection with their settlement of patent litigation involving extended release venlafaxine (generic Effexor® ER) entered into in November 2005. The cases were filed by a purported class of direct purchasers, by a purported class of indirect purchasers and by certain chain pharmacies. The plaintiffs claim that the settlement agreement between Wyeth and Teva unlawfully delayed generic entry. Teva filed motions to dismiss in April 2012. The case was stayed pending the decision in the AndroGel case, and has now been re-opened. The defendants’ motions to dismiss were heard on September 10, 2013. Annual sales of Effexor® ER were approximately $2.6 billion at the time of settlement and at the time generic versions were launched in July 2010.

In February 2012, two purported classes of direct-purchaser plaintiffs sued GlaxoSmithKline (“GSK”) and Teva for alleged violations of the antitrust laws in connection with their settlement of patent litigation involving lamotrigine (generic Lamictal®) entered into in February 2005. In August 2012, a purported class of indirect purchaser plaintiffs filed a nearly identical complaint against GSK and Teva. The plaintiffs claim that the settlement agreement unlawfully delayed generic entry and seek unspecified damages. In December 2012, the District Court dismissed the cases. The plaintiffs’

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appeal was stayed pending the decision in the AndroGel case and was remanded for further proceedings. On January 24, 2014, the District Court denied the direct purchaser plaintiffs’ motion for reconsideration and affirmed its original dismissal of the cases. The direct purchaser plaintiffs have appealed this ruling. The indirect purchaser plaintiffs’ motion is still pending. Annual sales of Lamictal® were approximately $950 million at the time of the settlement, and approximately $2.3 billion at the time generic competition commenced in July 2008.

Starting in September 2012, plaintiffs in 11 cases, including overlapping purported class actions, sued AstraZeneca and Teva, as well as Ranbaxy and Dr. Reddy’s, for violating the antitrust laws by entering into settlement agreements to resolve the esomeprazole (generic Nexium®) patent litigation. Teva entered into its settlement agreement in January 2010. These cases have been consolidated and transferred to the United States District Court for the District of Massachusetts. The defendants’ motions to dismiss were denied on April 18, 2013. The case has been set for trial in October 2014. If the jury returns a verdict of liability, a separate trial on damages will be scheduled. Annual sales of Nexium® were approximately $6.3 billion at the time the Teva settlement agreement was entered into, and annual sales are currently approximately $6 billion.

In April 2013, purported classes of direct purchasers of and end payors for Niaspan® (extended release niacin) sued Teva and Abbott for violating the antitrust laws by entering into a settlement agreement in April 2005 to resolve patent litigation over the product. A multidistrict litigation has been established in the United States District Court for the Eastern District of Pennsylvania. On March 17, 2014, Teva filed a motion to dismiss the complaint on the grounds that the action is barred by the applicable statute of limitations and that the settlement agreement did not contain any impermissible payment. Annual sales of Niaspan® were approximately $416 million at the time of the settlement and approximately $1.1 billion at the time generic competition commenced in September 2013.

Since July 2013, 16 lawsuits have been filed in several United States District Courts by purported classes of end payors for, and direct purchasers of, Solodyn® ER (minocycline hydrochloride) against Medicis, the innovator, and several generic manufacturers, including Teva. The lawsuits allege, among other things, that the settlement agreements between Medicis and the generic manufacturers violated the antitrust laws. Teva entered into its agreement with Medicis in March 2009. A multidistrict litigation has been established in the United States District Court for the District of Massachusetts. Annual sales of Solodyn® ER were approximately $380 million at the time Teva settled, and approximately $765 million at the time generic competition entered the market on a permanent basis in November 2011.

Since November 2013, 25 lawsuits have been filed in several United States District Courts by purported classes of end payors for, and direct purchasers of, Aggrenox® (dipyridamole/aspirin tablets) against Boehringer Ingelheim (“BI”), the innovator, and several Teva entities. The lawsuits allege, among other things, that the settlement agreement between BI and Barr entered into in August 2008 violated the antitrust laws. A multidistrict litigation has been established in the United States District Court for the District of Connecticut. Annual sales of Aggrenox® were approximately $340 million at the time of the settlement, and are approximately $470 million at the current time.

Since January 2014, 12 lawsuits have been filed in the United States District Court for the Southern District of New York and the United States District Court for the District of Rhode Island by purported classes of end payors for Actos® and Actoplus Met® (pioglitazone and pioglitazone plus metformin) against Takeda, the innovator, and several generic manufacturers, including Teva. The lawsuits allege, among other things, that the settlement agreements between Takeda and the generic manufacturers violated the antitrust laws. Teva entered into its agreement with Takeda in December 2010. At the time of the settlement, annual sales of Actos® were approximately $3.7 billion and annual sales of Actoplus Met® were approximately $500 million. At the time generic competition commenced in August 2012, annual sales of Actos® were approximately $2.8 billion and annual sales of Actoplus Met® were approximately $430 million.

Government Investigations, Pricing and Other Investigations

Teva is involved in government investigations and litigation arising from the marketing and promotion of its specialty pharmaceutical products in the United States. Many of these investigations originate through what are known as qui tam complaints, in which the government reviews a complaint filed under seal by a whistleblower (a “relator”) that alleges violations of the federal False Claims Act. The government considers whether to investigate the allegations and will, in many cases, issue subpoenas requesting documents and other information, including conducting witness interviews. The government must decide whether to intervene and pursue the claims as the plaintiff. Once a decision is made by the government, the complaint is unsealed. If the government decides not to intervene, then the relator may decide to pursue the lawsuit on his own without the active participation of the government.

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Under the federal False Claims Act, the government (or relators who pursue the claims without the participation of the government in the case) may seek to recover up to three times the amount of damages in addition to a civil penalty of $5,500 to $11,000 for each allegedly false claim submitted to the government for payment. Generally speaking, these cases take several years for the investigation to be completed and, ultimately, to be resolved (either through litigation or settlement) after the complaint is unsealed. In addition, some states have pursued investigations under state false claims statutes or consumer protection laws, either in conjunction with a government investigation or separately. There is often collateral litigation that arises from public disclosures of government investigations, including the filing of class action lawsuits by third party payors or by shareholders alleging violations of the securities laws.

A number of state attorneys general and others have filed various actions against Teva and/or certain of its subsidiaries in the United States (collectively, the “Teva parties”) relating to reimbursements or drug price reporting under Medicaid or other programs. Such price reporting is alleged to have caused governments and others to pay inflated reimbursements for covered drugs. The Teva parties have reached settlements in most of these cases, and remain parties to litigation in Illinois and Wisconsin. A provision for the cases has been included in the financial statements. Trial in the Illinois case concluded in the fourth quarter of 2013, and the court has asked for post-trial briefing and argument. The State of Illinois is seeking approximately $100 million in compensatory damages. Any such damages ultimately awarded by the court are subject to automatic trebling. In addition, the state is seeking unspecified statutory penalties that could range, depending on the method used for calculation, from a de minimis amount to well over $100 million. Teva denies any liability, and will argue that even if the court finds liability, compensatory damages and penalties should be significantly less than the amount sought by the state.

Several qui tam complaints have been unsealed in recent years as a result of government decisions not to participate in the cases. The following is a summary of certain government investigations, qui tam actions and related matters.

In December 2009, the United States District Court for the District of Massachusetts unsealed a complaint alleging that numerous drug manufacturers, including certain Teva subsidiaries, violated the federal False Claims Act in connection with Medicaid reimbursement for certain vitamins, dietary supplements and DESI products that were allegedly ineligible for reimbursement. The Department of Justice declined to join in the matter. The defendants, including Teva, filed a motion to dismiss, which was granted on February 25, 2013. The plaintiffs’ deadline to appeal the dismissal has not yet expired.

In September 2013, the State of Louisiana filed a complaint seeking unspecified damages against 54 pharmaceutical companies, including several Teva subsidiaries. The complaint asserts that each of the defendants allegedly defrauded the state by falsely representing that its products were FDA-approved drugs, which allegedly caused the state Medicaid program to pay millions of dollars in reimbursement claims for products that it would not otherwise have covered.

Cephalon received and has responded to subpoenas related to Treanda®, Nuvigil® and Fentora®. In March 2013, a federal False Claims Act complaint filed against Cephalon in the United States District Court for the Southern District of New York was unsealed. The complaint alleges off-label promotion of Treanda® and Fentora®. Although the government declined to intervene, the relator is proceeding with the matter and has filed a second amended complaint. The Court granted plaintiff’s motion to transfer the case to the Eastern District of Pennsylvania. In January 2014, a separate federal False Claims Act complaint that had been filed against Cephalon and Takeda Pharmaceuticals in the United States District Court for the Eastern District of Pennsylvania was served on Cephalon. The government has declined to intervene, and the relator is proceeding with the matter. The plaintiff has filed a second amended complaint alleging off-label promotion of Fentora®, Nuvigil® and Provigil®.

Cephalon is a defendant in a putative class action filed in the United States District Court for the Eastern District of Pennsylvania in which plaintiffs, third party payors, allege approximately $700 million in losses resulting from the promotion and prescription of Actiq® for uses not approved by the FDA despite the availability of allegedly less expensive pain management drugs that were more appropriate for patients’ conditions. A hearing on the plaintiffs’ motion for class certification was held on July 24, 2013. If the court grants certification, a jury trial will be scheduled.

In December 2013, a putative class action on behalf of third party payors was filed in the United States District Court for the Eastern District of Pennsylvania alleging off-label promotion of Fentora®. Cephalon is defending a separate law suit with similar off-label claims involving Provigil® and Gabitril®. Cephalon is also a defendant in a lawsuit filed by the State of South Carolina alleging violations of the state’s unfair trade practices law and common law in connection with the alleged off-label promotion of Actiq®, Provigil® and Gabitril®.

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On January 8, 2014, Teva received a civil investigative demand from the United States Attorney for the Southern District of New York seeking documents and information from January 1, 2006 related to sales, marketing and promotion of Copaxone® and Azilect®. The demand states that the government is investigating possible civil violations of the federal False Claims Act. Teva is in the process of complying with the subpoena.

Beginning in 2012, Teva received subpoenas and informal document requests from the Securities and Exchange Commission (“SEC”) and the Department of Justice (“DOJ”) to produce documents with respect to compliance with the U.S. Foreign Corrupt Practices Act (the “FCPA”) in certain countries. Teva has provided and will continue to provide documents and other information to the SEC and the DOJ, and is cooperating with the government in their investigations of these matters. Teva is also conducting a voluntary worldwide investigation into certain business practices that may have FCPA implications and has engaged independent counsel to assist in its investigation. In the course of its investigation, which is continuing, Teva has identified issues in Russia, certain Eastern European countries, certain Latin American countries and other countries where it conducts business that could rise to the level of FCPA violations and/or violations of local law. In connection with its investigation of these issues, Teva has become aware that Teva affiliates in certain countries under investigation provided to local authorities inaccurate or altered information relating to marketing or promotional practices. Teva continues to bring these issues to the attention of the SEC and the DOJ. No conclusion can be drawn at this time as to any likely outcomes in these matters.

Shareholder Litigation

On December 18, 2013, a putative class action securities lawsuit was filed in the United States District Court for the Southern District of New York on behalf of purchasers of Teva’s securities between January 1, 2012 and October 29, 2013. The complaint alleges that Teva and certain directors and officers violated Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder, and that the individual defendants violated Section 20 of the Exchange Act, by making false and misleading statements that failed to disclose the existence of significant internal discord between Teva’s board of directors and senior management concerning execution of Teva’s strategies, including implementation of a cost reduction program. The plaintiff is seeking unspecified compensatory damages and reimbursement for litigation expenses.

Other Litigation

In January 2013, GSK filed a lawsuit against Teva for violations of the Lanham Act in the marketing of its Budeprion XL 300 mg product. The lawsuit alleges that Teva made false representations in claiming that Budeprion XL 300 mg was bioequivalent to GSK’s Wellbutrin® XL 300 mg and “implicitly communicated” that the product was as safe and efficacious as GSK’s product. At the time Teva began selling Budeprion XL 300 mg, annual sales of Wellbutrin® XL 300 mg were approximately $1 billion. In April 2013, Teva filed a motion to dismiss the complaint on the grounds that GSK cannot retroactively challenge through the Lanham Act a determination of bioequivalence made by the FDA, and that Teva’s alleged statements were not false or misleading as a matter of law. On March 10, 2014, the Court denied the motion. Teva has moved for reconsideration.

Environmental Matters

Teva is party to a number of proceedings, including some brought pursuant to the Comprehensive Environmental Response, Compensation and Liability Act (commonly known as the Superfund law) or other national, federal, provincial or state and local laws imposing liability for alleged noncompliance with various environmental laws and regulations or for the investigation and remediation of releases of hazardous substances and for natural resource damages. Many of these proceedings seek to require the generators of hazardous wastes disposed of at a third-party-owned site, or the party responsible for a release of hazardous substances into the environment that impacted a site, to investigate and clean up the site or to pay for such activities, including for oversight by governmental authorities, the response costs associated with such oversight and any related damages to natural resources. Teva has been made a party to these proceedings, along with other potentially responsible parties, as an alleged generator of wastes that were disposed of or treated at third-party waste disposal sites, or as a result of an alleged release from one of Teva’s facilities or former facilities that may have adversely impacted the environment.

In many of these cases, the government or private litigants allege that the responsible parties are jointly and severally liable for the investigation and cleanup costs. Although the liability among the responsible parties may be joint and several, these proceedings are frequently resolved so that the allocation of cleanup and other costs among the parties reflects the relative contributions of the parties to the site conditions and takes into account other pertinent factors. Teva’s potential liability varies greatly at each of the sites in the proceedings; for some sites the costs of the investigation, cleanup and natural resource damages have not yet been determined, and for others Teva’s allocable share of liability has

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not been determined. At other sites, Teva has been paying a share of the costs, the amounts of which have not been, and are not expected to be, material. Teva has taken an active role in identifying those costs, to the extent they are identifiable and estimable, which do not include reductions for potential recoveries of cleanup costs from insurers, indemnitors, former site owners or operators or other potentially responsible parties. In addition, enforcement proceedings relating to alleged federal and state regulatory violations at some of Teva’s facilities have resulted, or may result, in the imposition of significant penalties (in amounts not expected to materially adversely affect Teva’s results of operations) and the recovery of certain state costs and natural resource damages, and have required, or may require, that corrective measures and enhanced compliance measures be implemented.

NOTE 12 – Segments:

Teva currently has two reportable segments: generic and specialty medicines. The generics segment develops, manufactures, sells and distributes generic or branded generic medicines as well as active pharmaceutical ingredients (“API”). The specialty segment engages in the development, manufacture, sale and distribution of branded specialty medicines such as those for central nervous system, oncology and respiratory indications, as well as those marketed in the women’s health and other specialty businesses.

Teva’s other activities include the over-the-counter (“OTC”) medicines business, distribution activity mainly in Israel and Hungary and medical devices. The OTC activity is primarily conducted through a joint venture with The Procter & Gamble Company, which combines Teva’s production capabilities and market reach with Procter & Gamble’s marketing expertise and expansive global platform.

Teva’s chief executive officer, who is the chief operating decision maker (“CODM”), reviews financial information prepared on a consolidated basis, accompanied by disaggregated information about revenues and contributed profit by the two identified reportable segments, namely generic and specialty medicines, and revenues by geographical markets.

The accounting policies of the individual segments are the same as those described in the summary of significant accounting policies in note 1 to the annual consolidated financial statements included in Teva’s Annual Report on Form 20-F for the year ended December 31, 2013.

Segment profitability consists of gross profit, less S&M and R&D expenses related to the segment. Segment profitability does not include G&A expenses, amortization and certain other items.

Teva manages its assets on a total company basis, not by segments, as many of its assets are shared or commingled. Teva’s CODM does not regularly review asset information by operating segment, and therefore Teva does not report asset information by operating segment.

During the three months ended March 31, 2014, the classification of certain of our products was changed, in line with the Company’s strategy. The comparable figures have been conformed to reflect the revised classification for all periods.

Teva’s new chief executive officer is reviewing the Company’s strategy and organizational structure. Any changes in strategy may lead to a reevaluation of Teva’s current segments and goodwill assignment.

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Segment information

The following tables present profitability by segments, and a reconciliation of Teva’s segment profitability to Teva’s consolidated income before income taxes for the three months ended March 31, 2014 and 2013:

	Generics		Specialty
	Three months ended March 31,		Three months ended March 31,
	2014	2013	2014	2013
	U.S.$ in millions		U.S.$ in millions
Revenues	$2,398	$2,328	$2,114	$2,052
Gross profit	1,042	951	1,843	1,786
R&D expenses	124	108	227	201
S&M expenses	419	461	499	453

Segment profitability	$499	$382	$1,117	$1,132

	Three months ended
	March 31,
	2014	2013
	U.S.$ in millions
Generic medicine profitability	$499	$382
Specialty medicine profitability	1,117	1,132

Total segment profitability	1,616	1,514
Profitability of other activities	51	43

Total profitability	1,667	1,557
Amounts not allocated to segments:
Amortization	285	279
General and administrative expenses	302	307
Legal settlements and loss contingencies	29	27
Impairments, restructuring and others	57	58
Other unallocated amounts	22	12

Consolidated operating income	972	874

Financial expenses - net	81	175

Consolidated income before income taxes	$891	$699

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Segment revenues by geographic area:

	Three months ended March 31,
	2014	2013
	U.S. $ in millions
Generic Medicine
United States	$1,048	$893
Europe*	818	849
Rest of the World	532	586

Total Generic Medicine	2,398	2,328
Specialty Medicine
United States	1,530	1,480
Europe*	482	448
Rest of the World	102	124

Total Specialty Medicine	2,114	2,052
Other Revenues
United States	51	68
Europe*	207	197
Rest of the World	231	256

Total Other Revenues	489	521

Total Revenues	$5,001	$4,901

*	All members of the European Union, Switzerland, Norway, Albania and the countries of the former Yugoslavia.

Net revenues from specialty medicines were as follows:

	Three months ended March 31,
	2014	2013
	U.S. $ in millions
CNS	$1,413	$1,359
Copaxone®	1,070	1,064
Azilect®	114	93
Nuvigil®	101	83
Oncology	262	239
Treanda®	180	171
Respiratory	230	234
ProAir®	114	88
Qvar®	71	94
Women’s health	124	124
Other Specialty	85	96

Total Specialty Medicine	$2,114	$2,052

A significant portion of our revenues, and a higher proportion of our profits, come from the manufacture and sale of patent-protected pharmaceuticals. Many of our specialty products are covered by several patents that expire at different times. Nevertheless, once patent protection has expired, or has been lost prior to the expiration date as a result of a legal challenge, we no longer have exclusivity on these products, and generic pharmaceutical manufacturers are able to produce similar (or purportedly similar) products and sell them for a lower price. The commencement of generic competition, even in the form of non-equivalent products, can result in a substantial decrease in revenues for a particular innovative drug in a very short time. Any such expiration or loss of intellectual property rights could therefore significantly adversely affect our results of operations and financial condition.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Condensed Consolidated Financial Statements – (Continued)

(Unaudited)

In particular, as a result of a successful patent challenge in the United States, we are facing the loss of U.S. patent exclusivity in May 2014 for Copaxone® 20 mg/mL, our leading specialty product. As a result, we may face generic competition in the United States for this 20 mg/mL version as early as May 2014, assuming FDA approval. We have patents expiring in May 2015 in most of the rest of the world. We are in discussions with the FDA regarding clinical trial requirements for any proposed generic version of Copaxone®, and we are not aware of the imminent approval of such a product. Nonetheless, the introduction of any generic competition (even a purported generic) for Copaxone® would likely have a material adverse effect on our financial results and cash flow. Moreover, our business strategy for Copaxone® relies heavily on the successful introduction of Copaxone® 40 mg/mL and the continued migration of a substantial percentage of current daily Copaxone® patients to this new version. If we fail to commercialize this new product according to our plans, there could be a further material adverse effect on our financial results and cash flow.

For the three months ended March 31, 2014, Copaxone® revenues in the United States, which include revenues from both Copaxone® 20 mg/mL and our new Copaxone® 40 mg/mL product, amounted to $816 million (approximately 31% of our U.S. revenues) and Copaxone® revenues outside the United States amounted to $254 million (approximately 11% of our non-U.S. revenues).

The profitability of our multiple sclerosis franchise, which is comprised of our Copaxone® products and laquinimod (a developmental compound for the treatment of MS), was $774 million for the three months ended March 31, 2014, compared to $825 million for the three months ended March 31, 2013. The profitability of our multiple sclerosis franchise as a percentage of Copaxone® revenues was 72.3% for the three months ended March 31, 2014 and 77.5% for the three months ended March 31, 2013.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Forward-Looking Statements

The following discussion and analysis contains forward-looking statements, which are based on management’s current beliefs and expectations. Such statements involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products; competition for our specialty products, especially Copaxone® (including competition from orally-administered alternatives, as well as from potential generic versions); the possibility of material fines, penalties and other sanctions and other adverse consequences arising out of our ongoing FCPA investigations and related matters; our ability to achieve expected results from the research and development efforts invested in our pipeline of specialty and other products; our ability to reduce operating expenses to the extent and during the timeframe intended by our cost reduction program; our ability to successfully pursue and consummate suitable acquisitions or licensing opportunities; the extent to which any manufacturing or quality control problems damage our reputation for quality production and require costly remediation; our potential exposure to product liability claims that are not covered by insurance; increased government scrutiny in both the U.S. and Europe of our patent settlement agreements; our exposure to currency fluctuations and restrictions as well as credit risks; the effectiveness of our patents and other measures to protect the intellectual property rights of our specialty medicines; the effects of reforms in healthcare regulation and pharmaceutical pricing, reimbursement and coverage; governmental investigations into sales and marketing practices, particularly for our specialty pharmaceutical products; uncertainties related to our recent management changes; the effects of increased leverage and our resulting reliance on access to the capital markets; any failure to recruit or retain executives or other key personnel; adverse effects of political or economical instability, major hostilities or acts of terrorism on our significant worldwide operations; interruptions in our supply chain or problems with internal or third-party information technology systems that adversely affect our complex manufacturing processes; significant disruptions of our information technology systems or breaches of our data security; competition for our generic products, both from other pharmaceutical companies and as a result of increased governmental pricing pressures; competition for our specialty pharmaceutical businesses from companies with greater resources and capabilities; decreased opportunities to obtain U.S. market exclusivity for significant new generic products; potential liability for sales of generic products prior to a final resolution of outstanding patent litigation; any failures to comply with complex Medicare and Medicaid reporting and payment obligations; the impact of continuing consolidation of our distributors and customers; significant impairment charges relating to intangible assets and goodwill; the potential for significant tax liabilities; the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business; variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner; environmental risks; and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2013 and in our other filings with the U.S. Securities and Exchange Commission (“SEC”).

Forward-looking statements speak only as of the date on which they are made and we assume no obligation to update or revise any forward-looking statements or other information contained in this report, whether as a result of new information, future events or otherwise. You are advised, however, to consult any additional disclosures we make in our reports to the SEC on Form 6-K. Also note that we provide a cautionary discussion of risks and uncertainties under “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2013. These are factors that we believe could cause our actual results to differ materially from expected results. Other factors besides those listed could also adversely affect us. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.

Introduction

Overview

We are a fully integrated global pharmaceutical company, with extensive R&D, manufacturing and distribution capabilities. Our business includes two primary segments: generic medicines and specialty medicines, as well as certain additional activities that are not part of these segments, such as our joint venture with Procter & Gamble for the sale of OTC products. As the world’s largest generic company with an established specialty medicines portfolio, we are strategically positioned to benefit from current changes in the global healthcare environment.

We operate in pharmaceutical markets worldwide, with major operations in the United States, Europe and our ROW markets.

Our business strategy seeks to capitalize on the growing global need for medicines and evolving market, economic and legislative dynamics. These dynamics include the aging population, increased spending on pharmaceuticals in emerging markets, economic pressure on governments and private payors to provide cost-effective healthcare solutions, legislative and regulatory reforms, unmet patient needs, an increase in patient awareness and the growing importance of OTC medicines.

We believe that our targeted strategy, dedicated leadership and employees, world-leading generics expertise and portfolio, global reach, integrated R&D capabilities and global infrastructure and scale position us to take advantage of opportunities created by these dynamics.

Segments

We operate our business in two segments:

•	Generic products, which include chemical and therapeutic equivalents of originator pharmaceuticals in a variety of dosage forms, including tablets, capsules, ointments, creams, liquids, injectables and inhalants. We are the leading generic drug company in the United States and Europe, and we have a significant or growing presence in our ROW markets. We are also one of the world’s leading manufacturers of APIs.

•	Specialty products, which include several core franchises, most significantly medicines for central nervous system (“CNS”) disorders such as Copaxone®, Azilect® and Nuvigil®; oncology medicines such as Treanda®; respiratory medicines such as ProAir® HFA and QVAR®, as well as other areas such as women’s health. Our specialty business also includes our emerging new therapeutic entities (“NTE”) activity.

In addition to these two segments, we have other activities, primarily PGT Healthcare, our OTC joint venture with P&G, distribution services, primarily in Israel and Hungary, and sales of medical devices.

Highlights

Significant highlights of the first quarter of 2014 included:

•	Our revenues amounted to $5.0 billion, an increase of 2% compared to the first quarter of 2013. In local currency terms, revenues increased 3%. The increase is due to higher revenues from our generic and specialty medicines, partially offset by lower sales of OTC products.

•	Our generic medicines segment generated revenues of $2.4 billion and profitability of $0.5 billion in the first quarter of 2014, up 3% and 31%, respectively, from the first quarter of 2013. The increase in revenues and profitability was driven by improved results in the United States, partially offset by generic medicines’ lower performance in our ROW and European markets.

•	Our specialty medicines segment generated revenues of $2.1 billion and profitability of $1.1 billion in the first quarter of 2014, up 3% and down 1%, respectively, from the first quarter of 2013. Specialty revenues increased mainly due to higher sales of our CNS and oncology products, partially offset by a decline in our other specialty products and in our respiratory products. Profitability was negatively impacted by higher S&M and R&D expenses.

•	In January 2014, we launched Copaxone® 40 mg/mL, a higher dose of Copaxone® with a three times a week dosing regimen for patients with in relapsing-remitting multiple sclerosis (“RRMS”), following approval by the U.S. Food and Drug Administration. At the end of the quarter, U.S. market shares in terms of new and total prescriptions for Copaxone® 40 mg/mL were 20.2% and 6.5%, respectively. Our U.S. market shares for the two Copaxone® products (including the 20 mg/mL version) in terms of new and total prescriptions were 40.1% and 32.5%, respectively, according to March 2014 IMS data.

•	G&A expenses amounted to $302 million, in line with last year.

•	Operating income amounted to $972 million, compared to $874 million in the first quarter of 2013.

•	Net financial expenses amounted to $81 million, down from $175 million in the first quarter of 2013, which were unusually high.

•	The tax provision for the quarter was $143 million, compared to $53 million in the first quarter of 2013.

•	Net income attributable to Teva amounted to $744 million, compared to $630 million in the first quarter of 2013.

•	Cash flow from operating activities amounted to $898 million, compared to $1.1 billion in the first quarter of 2013, primarily due to payments this quarter pursuant to legal settlements.

•	Exchange rate differences between the current quarter and the first quarter of 2013 had a negative impact of $30 million on revenues, a net negative impact of $29 million on operating income and a negative impact of $0.2 billion on our equity.

NuPathe Acquisition

On February 21, 2014, Teva completed the acquisition of NuPathe Inc. (“NuPathe”). NuPathe’s leading product is Zecuity®, the only prescription migraine patch approved by the FDA for the acute treatment of migraine with or without aura in adults.

Teva purchased all of NuPathe’s shares for consideration of $163 million. Teva may be required to make additional payments upon the achievement of sales-based milestones for Zecuity®. These potential additional payments were evaluated at a preliminary fair value of approximately $130 million as of the acquisition date.

Comparison of Three Months Ended March 31, 2014 to Three Months Ended March 31, 2013

The following table sets forth, for the periods indicated, certain financial data derived from our U.S. GAAP financial statements, presented as percentages of net revenues, and the percentage change for each item as compared to the previous period.

	Percentage of Net Revenues
	Three Months Ended		Percentage
	March 31,		Change
	2014	2013	2014-2013
	%	%	%
Net revenues	100.0	100.0	2
Gross profit	53.9	52.8	4
Research and development expenses	7.1	6.7	7
Selling and marketing expenses	19.7	20.3	(1)
General and administrative expenses	6.0	6.3	(2)
Legal settlements and loss contingencies	0.6	0.6	7
Impairments, restructuring and others	1.1	1.1	(2)
Operating income	19.4	17.8	11
Financial expenses–net	1.6	3.6	(54)
Income before income taxes	17.8	14.2	27
Income taxes	2.9	1.1	170
Share in losses of associated companies–net	0.2	0.4	(60)
Net loss attributable to non-controlling interests	(0.1)	(0.1)	—
Net income attributable to Teva	14.8	12.8	18

Segment Information

The following tables present segment revenues and profitability for the three months ended March 31, 2014 and 2013:

	Generics
	Three months ended March 31,
	2014		2013
	U.S.$ in millions / % of Segment Revenues

Revenues	$2,398	100.0%	$2,328	100.0%
Gross profit	1,042	43.5	951	40.9
R&D expenses	124	5.2	108	4.6
S&M expenses	419	17.5	461	19.8

Segment profitability*	$499	20.8%	$382	16.4%

	Specialty
	Three months ended March 31,
	2014		2013
	U.S.$ in millions / % of Segment Revenues

Revenues	$2,114	100.0%	$2,052	100.0%
Gross profit	1,843	87.2	1,786	87.0
R&D expenses	227	10.7	201	9.8
S&M expenses	499	23.6	453	22.1

Segment profitability*	$1,117	52.8%	$1,132	55.2%

*	Segment profitability consists of gross profit, less S&M and R&D expenses related to the segment. Segment profitability does not include G&A expenses, amortization and certain other items. See note 12 to our consolidated financial statements and “Operating Income” below for additional information.

We recently changed the classification of certain of our products. The data presented have been conformed to reflect the revised classification for all periods.

Generic Medicine Segment

Revenues

Our generic medicine segment includes sales of generic medicines as well as API sales to third parties. In the first quarter of 2014, revenues from our generic medicines amounted to $2.4 billion, an increase of $70 million, or 3%, compared to the first quarter of 2013. In local currency terms, sales increased 4%.

Our largest market for generics is the United States, with revenues of $1.0 billion in the first quarter of 2014 (representing 44% of total generics revenues in the quarter), an increase of 17% compared to the first quarter of 2013. Revenues of generic medicines in Europe amounted to $818 million, a decrease of 4% compared to the first quarter of 2013. In local currency terms, European sales decreased 7%. Revenues of generic medicines in Europe represented 34% of total generics revenues in the first quarter of 2014. In our ROW markets, revenues from generic medicines in the first quarter of 2014 amounted to $532 million, a decrease of 9% compared to the first quarter of 2013. In local currency terms, ROW sales increased 1%. Revenues from generic medicines in ROW markets represented 22% of total generics revenues in the first quarter of 2014.

API sales to third parties in the first quarter of 2014 amounted to $179 million, a decrease of 7% in both dollar and local currency terms compared to the first quarter of 2013. The decrease resulted from production issues and management changes in our API organization.

The following table presents generic segment revenues by geographic area for the three months ended March 31, 2014 and 2013:

	Three Months Ended March 31,		Percentage Change
	2014	2013	2014 - 2013
	U.S. $ in millions

United States	$1,048	$893	17%
Europe*	818	849	(4%)
Rest of the World	532	586	(9%)

Total Generic Medicines	$2,398	$2,328	3%

*	All members of the European Union, Switzerland, Norway, Albania and the countries of the former Yugoslavia.

We recently changed the classification of certain of our products. The data presented have been conformed to reflect the revised classification for all periods.

United States Generic Medicine Revenues

In the first quarter of 2014, we led the U.S. generic market in total prescriptions and new prescriptions, with total prescriptions of approximately 512 million, representing 15.0% of total U.S. generic prescriptions. We intend to continue our U.S. market leadership based on our ability to introduce new generic equivalents for brand-name products on a timely basis, with a focus on complex generics and other high-barrier products that we believe will create more value for patients and customers, our strong emphasis on customer service, the breadth of our product line, our commitment to quality and regulatory compliance and cost-effective production.

Revenues from generic medicines in the United States during the first quarter of 2014 amounted to $1.0 billion, an increase of 17% compared to $893 million in the first quarter of 2013. The increase resulted mainly from the exclusive launch of capecitabine (the generic equivalent of Xeloda®), the launch of tolterodine tartrate (the generic equivalent of Detrol®), and higher sales of budesonide inhalation (the generic version of Pulmicort®) as well as sales of products that were sold in the first quarter of 2014 but not sold in the first quarter of 2013, the most significant of which were niacin (the generic equivalent of Niaspan®) and tobramycin (the generic equivalent of Tobi®). These increases were partially offset by declines in other products due to loss of exclusivity or additional competition, the most significant of which were amphetamine salts (the generic equivalent of Adderall®), fenofibrate (the generic equivalent of Tricor®) and clonidine patch (the generic equivalent of Catapres TTS®).

Among the most significant generic products we sold in the United States in the first quarter of 2014 were generic versions of Pulmicort® (budesonide inhalation), Niaspan® (niacin ER), Xeloda® (capecitabine), Detrol® (tolterodine tartrate), Tobi® (tobramycin), Pravachol® (pravastatin), Adderall IR® (mixed amphetamine salts IR) and Evista® (raloxifene).

Launches. In the first quarter of 2014, we launched generic versions of the following branded products in the United States (listed by month of launch):

Generic Name	Brand Name	Month of Launch	Total Annual U.S. Market at Time of Launch $ millions (IMS)*
Tolterodine tartrate ER capsules 2 & 4 mg	Detrol®	January	$549
Fludarabine phosphate for injection 50 mg/vial**	—	January	—
Moxifloxacin HCl tablets 400 mg	Avelox®	February	$195
Capecitabine tablets 150 & 500 mg	Xeloda®	March	$754
Raloxifene HCl tablets 60 mg	Evista®	March	$824

*	The figures given are for the twelve months ended in the calendar quarter closest to our launch or re-launch.
**	Product was re-launched.

We expect our generic medicines revenues in the United States to continue to benefit from our strong generic pipeline, which, as of April 11, 2014, had 125 product registrations awaiting FDA approval, including 33 tentative approvals. Collectively, these 125 products had U.S. sales in the twelve months ended March 31, 2014 exceeding $78 billion. Of these applications, 88 were “Paragraph IV” applications challenging patents of branded products. We believe we are first to file with respect to 47 of these products, the branded versions of which had U.S. sales of more than $37 billion in the twelve months ended March 31, 2014. IMS reported brand sales are one of the many indicators of future potential value of a launch, but equally important are the mix and timing of competition, as well as cost effectiveness. The potential advantages of being the first filer with respect to some of these products may be subject to forfeiture, shared exclusivity or competition from so-called “authorized generics,” which may ultimately affect the value derived.

In the first quarter of 2014, we received tentative approvals for generic equivalents of the products listed below. A “tentative approval” letter indicates that the FDA has substantially completed its review of an application and final approval is expected once the relevant patent expires, a court decision is reached, a 30-month regulatory stay lapses or a 180-day exclusivity period awarded to another manufacturer either expires or is forfeited.

Generic Name	Brand Name	Total U.S. Annual Branded Market $ millions (IMS)*
Amlodipine besylate/valsartan tablets 5/160, 10/160, 5/320 & 10 mg/320 mg	Exforge®	$398
Olmesartan medoxomil/HCTZ tablets 20/12.5, 20/12.5 & 40mg/25 mg	Benicar HCT®	$681
Rosuvastatin calcium tablets 5, 10, 20 & 40 mg	Crestor®	$5,311

*	The figures given are for the twelve months ended December 31, 2013.

Europe Generic Medicine Revenues

Teva defines its European region as the 28 countries in the European Union, Norway, Switzerland, Albania and the countries of the former Yugoslavia, a diverse region that has a population of over 500 million people. Revenues presented include those from all 36 countries currently in our European region.

Revenues from generic medicines in Europe in the first quarter of 2014 amounted to $818 million, a decrease of 4% compared to the first quarter of 2013. In local currency terms, revenues decreased 7% due to lower sales of APIs and of generic medicines, partially due to a mild winter season. During the first quarter of 2014, the euro and the British pound strengthened against the dollar, positively impacting our dollar-denominated revenues.

As in previous years, European regulatory measures aimed at reducing healthcare and drug expenditures have led to slower growth in the generic medicines market, and have adversely affected our revenues in some markets. In France, Spain, Italy, Germany and Poland, governmental measures (such as tenders and price-referencing) have reduced prices. We have adjusted our strategy to address these changes, shifting from a market share-driven approach to a model emphasizing profitable and sustainable growth.

We continue to monitor activities in the European countries which, based on our internal assessment, are still experiencing economic stress, and are taking action to limit our exposure in these countries.

As of March 31, 2014, Teva had received 200 generic approvals in Europe relating to 45 compounds in 96 formulations, including one European Medicines Agency (“EMA”) approval valid in all EU member states. In addition, Teva had 1,699 marketing authorization applications pending approval in 31 European countries, relating to 197 compounds in 399 formulations, including three applications pending with the EMA.

Listed below are generic revenues highlights for the first quarter of 2014 in our most significant European operations in terms of size:

•	Germany: Generic revenues in the first quarter of 2014 decreased 7%. In local currency terms, generic revenues decreased 10% compared to the first quarter of 2013. This decrease is due to our strategic focus on sustainable and profitable business. We maintained our position as one of Germany’s leading suppliers of medicines and the third largest generic pharmaceutical company.

•	France: Generic revenues in the first quarter of 2014 decreased 9%. In local currency terms, generic revenues decreased 12% compared to the first quarter of 2013, due primarily to market conditions as the accelerated penetration of generics in the second half of 2013 and the beginning of 2014 resulted in a saturated market with high competition.

•	United Kingdom: Generic revenues in the first quarter of 2014 decreased 1%, or 7% in local currency terms, compared to the first quarter of 2013. The decrease in local currency terms was primarily due to supply issues resulting from certain temporarily discontinued products of our U.K. subsidiary, following a regulatory review. We maintained our position as the largest generic pharmaceutical company in the U.K.

•	Italy: Generic revenues in the first quarter of 2014 increased 27%, or 22% in local currency terms, compared to the first quarter of 2013. The increase is primarily the result of improvements in our supply management following renegotiation with certain wholesalers in 2013.

•	Spain: Generic revenues in the first quarter of 2014 increased 3%. In local currency terms, generic revenues decreased 1%, as the Andalucía region moved to the tender model in which we focus on sustainable, profitable business. This decrease was partially offset by new launches and increased sales in other regions. We maintained our leadership in the generic market.

ROW Generic Medicine Revenues

Our ROW markets include all countries other than the United States and those in our European region. Our ROW region includes both pure generic markets, such as Canada and Israel, and markets in which generic medicines are sold under brand names, such as Russia and Ukraine, as well as several Asian and Latin American countries. Sales of branded generic medicines usually generate higher gross margins, but involve higher marketing expenditures than non-branded generics.

In our ROW markets, generic revenues in the first quarter of 2014 amounted to $532 million, a decrease of 9% compared to the first quarter of 2013. In local currency terms, revenues increased 1%. The increase in local currency terms was mainly due to higher revenues in Latin America and Canada, which were largely offset by lower revenues in Russia which were affected by the mild winter season.

Below are details of our most significant ROW markets in terms of generic medicine revenues:

•	Japan: Generic medicine revenues in the first quarter of 2014 decreased 11%, or 1% in local currency terms, compared to the first quarter of 2013. The decline in local currency terms was mainly due to lower income from contract manufacturing services, which was largely offset by higher sales of generic products despite the effect of the scheduled National Health Insurance April price revision, which reduced prices by 8%. The Japanese generics market as a whole continues to grow, with increasing pressure on pricing, in line with government incentives to increase generic penetration.

•	Latin America: Generic medicine revenues in the first quarter of 2014 increased 2%, or 20% in local currency terms, compared to the first quarter of 2013. The increase in local currency terms was primarily driven by price increases, as well as volume growth from marketing programs promoting our generic and branded generic medicines. We achieved growth in most markets and maintained our market share across the region.

Our ongoing expectation is that revenues will be adversely affected by drug price legislation in certain Latin American markets in the near future. Revenues may be further adversely affected by exchange rate fluctuations in certain Latin American markets, which may significantly reduce the dollar value of our sales in the region.

•	Russia: Generic medicine revenues in the first quarter of 2014 decreased 22%, or 9% in local currency terms, compared to the first quarter of 2013. The decline in local currency terms was mainly due to macro-economic conditions and a mild winter season. We maintained our leading position in the Russian generic pharmaceutical market.

•	Canada: Generic medicine revenues in the first quarter of 2014 were flat, but increased 10% in local currency terms, compared to the first quarter of 2013. The increase in local currency terms was primarily due to volume increases and higher revenues from new generic product launches. We are one of the two leading generic pharmaceutical companies in Canada.

•	Israel: Generic medicine revenues in the first quarter of 2014 decreased 31% compared to the first quarter of 2013. In local currency terms, revenues decreased 34% due to lower sales of generic medicine and APIs.

Generic Medicine Gross Profit

In the first quarter of 2014, gross profit from our generic medicine segment amounted to $1,042 million, an increase of $91 million, or 10%, compared to $951 million in the first quarter of 2013. The higher gross profit was mainly a result of higher revenues and of the change in the composition of revenues in the United States and Europe, mainly products launched during the first quarter of 2014 and in the United States in the second half of 2013. These increases were partially offset by lower revenues from our ROW markets, as well as a decrease in profit from API sales to third parties.

Gross profit margin for our generic medicine segment in the first quarter of 2014 increased to 43.5%, from 40.9% in the first quarter of 2013. This increase of 2.6 points in gross margin was mainly a result of the change in the composition of revenues in the United States and Europe, as mentioned above.

Generic Medicine R&D Expenses

Research and development expenses relating to our generic medicines for the first quarter of 2014 amounted to $124 million, an increase of 15% compared to $108 million in the first quarter of 2013, mainly due to higher R&D expenses in the United States. As a percentage of segment revenues, R&D expenses were 5.2% in the first quarter of 2014, compared to 4.6% in the first quarter of 2013.

Our R&D activities for the generic medicine segment include both (a) direct expenses relating to product formulation, analytical method development, stability testing, management of bioequivalence and other clinical studies, regulatory filings and legal expenses relating to patent review and challenges prior to obtaining tentative approval, and (b) indirect expenses such as costs of internal administration, infrastructure and personnel involved in generic R&D.

Generic Medicine S&M Expenses

Selling and marketing expenses related to our generic medicines in the first quarter of 2014 amounted to $419 million, a decrease of 9% compared to $461 million in the first quarter of 2013, mainly due to lower expenses in Europe and in Russia, partially offset by higher selling and marketing expenses in the United States.

As a percentage of segment revenues, selling and marketing expenses decreased to 17.5% in the first quarter of 2014 from 19.8% in the first quarter of 2013.

Generic Medicine Profitability

The profitability of our generic medicine segment consists of gross profit, less selling and marketing expenses and research and development expenses related to this segment. Segment profitability does not include general and administrative expenses, amortization and certain other items. See note 12 of our consolidated financial statements and “Operating Income” below for additional information.

Profitability of our generic medicine segment amounted to $499 million in the first quarter of 2014, compared to $382 million in the first quarter of 2013. The increase was due to the factors previously discussed, primarily higher revenues, higher gross profit and a reduction in selling and marketing expenses, which were partially offset by an increase in research and development expenses.

Generic medicine profitability as a percentage of generic medicine revenues was 20.8% in the first quarter of 2014, up from 16.4% in the first quarter of 2013. This increase of 4.4 points was mainly due to higher gross margin (2.6 points) and lower S&M expenses as a percentage of revenues (2.3 points), partially offset by higher R&D expenses as a percentage of revenues (0.5 points).

Specialty Medicine Segment

Revenues

Specialty medicine revenues in the first quarter of 2014 amounted to $2.1 billion, an increase of 3% compared to the first quarter of 2013. In the United States, our specialty medicine revenues amounted to $1.5 billion, an increase of 3% from the first quarter of 2013. Specialty medicine revenues in Europe amounted to $482 million, an increase of 8% from the first quarter of 2013. In local currency terms, specialty medicine revenues in Europe grew 4%. ROW revenues were $102 million, a decrease of 18%, or 8% in local currency terms, compared to the first quarter of 2013. Our specialty medicine segment also includes our NTE development program, although we have not yet realized any revenues from this program.

The following table presents revenues by therapeutic area and key products for our specialty medicine segment for the three months ended March 31, 2014 and 2013:

Specialty Medicine Revenues Breakdown

	Three Months Ended March 31,		Percentage Change
	2014	2013	2014 - 2013
	U.S. $ in millions
CNS	$1,413	$1,359	4%
Copaxone®	1,070	1,064	1%
Azilect®	114	93	23%
Nuvigil®	101	83	22%
Oncology	262	239	10%
Treanda®	180	171	5%
Respiratory	230	234	(2%)
ProAir®	114	88	30%
Qvar®	71	94	(24%)
Women’s Health	124	124	—
Other Specialty	85	96	(11%)

Total Specialty Medicines	$2,114	$2,052	3%

We recently changed the classification of certain of our products. The data presented have been conformed to reflect the revised classification for all periods.

Central Nervous System

Our CNS specialty product line includes Copaxone®, Azilect®, Nuvigil®, Fentora® and several other medicines. In the first quarter of 2014, our CNS sales reached $1.4 billion, an increase of 4% over the first quarter of 2013, primarily due to higher revenues of Azilect®, Nuvigil® and several other medicines.

Copaxone®. In the first quarter of 2014, Copaxone® (glatiramer acetate injection 20 mg/mL and 40 mg/mL), our leading innovative medicine, continued to be the leading multiple sclerosis therapy in the U.S. and globally. Sales of Copaxone® grew to $1.1 billion, an increase of 1% compared to the first quarter of 2013.

In January 2014, we launched Copaxone® 40 mg/mL, a higher dose of Copaxone® with a three times a week dosing regimen for patients with RRMS, following approval by the FDA. At the end of the first quarter of 2014, Copaxone® 40 mg/mL U.S. market shares in terms of new and total prescriptions were 20.2% and 6.5%, respectively.

Our business strategy for Copaxone® relies heavily on the successful introduction of Copaxone® 40 mg/mL and the migration of a substantial percentage of current daily Copaxone® patients to this new version. The failure to continue to achieve our objectives for the new version would likely have a material adverse effect on our financial results and cash flow.

Copaxone® revenues in the United States, which include our revenues from both Copaxone® 20 mg/mL and Copaxone® 40 mg/mL products, amounted to $816 million, an increase of 1% compared to the first quarter of 2013, mainly due to a price increase of 9.9% in January 2014. Our U.S. market shares for the Copaxone® products in terms of new and total prescriptions were 40.1% and 32.5%, respectively, according to March 2014 IMS data.

Revenues in the United States accounted for 76% of global Copaxone® revenues in the first quarter of 2014, in line with results in the first quarter of 2013.

Our Copaxone® revenues outside the United States amounted to $254 million during the first quarter of 2014, 2% lower in both U.S. dollar and local currency terms, than the first quarter of 2013. The decrease is mainly due to lower revenues in our ROW markets, specifically due to the timing of tenders in Russia which took place in the first quarter of 2013, but not in the first quarter of 2014, partially offset by higher revenues in Europe.

Copaxone® was responsible for $1.1 billion (including $816 million in the U.S.), or approximately 21%, of our revenues in the first quarter of 2014, and a significantly higher percentage contribution to our profits and cash flow from operations during such period. Copaxone® faces competition from existing injectable products, such as the four beta-interferons Avonex®, Betaseron®, Extavia® and Rebif® as well as from Tysabri®, a monoclonal antibody. In addition, the market for MS treatments continues to change significantly as a result of new and emerging therapies. In particular, the increasing number of oral treatments, such as Gilenya®, which was introduced in 2010 by Novartis, Genzyme’s Aubagio®, which was launched in the United States in the fourth quarter of 2012, and Biogen’s Tecfidera®, which was launched in the United States in the second quarter of 2013, continue to present especially intense competition due to the convenience of oral administration.

Our U.S. Orange Book patents covering Copaxone® expire in May 2014. As a result, generic competition to the 20mg/mL product in the United States may begin as early as May 2014, assuming FDA approval. We have patents expiring in May 2015 in most of the rest of the world. A number of our competitors in the United States, including Momenta/Sandoz, Mylan/Natco and Synthon, have filed ANDAs for purported generic versions of Copaxone® challenging our patents.

In addition to the Orange Book patents, we asserted U.S. Patent No. 5,800,808 against Momenta/Sandoz, Mylan/Natco, and Synthon. That patent expires September 1, 2015. After an appeal by Momenta/Sandoz and Mylan/Natco of a trial court decision in our favor, the appellate court held the sole claim of this patent to be invalid. On March 31, 2014, the U.S. Supreme Court granted our petition for certiorari, and we expect the case to be argued in the fall 2014 term of the Court. If we are successful in that effort, we could assert this patent against ANDA filers.

In 2013, we also filed an application for reissue of the ‘808 patent with the United States Patent and Trademark Office, adding a new claim. The Patent Office has issued a final rejection of the two claims and we can file an appeal to the Patent Trial and Appeal Board of the Patent Office.

The FDA is enjoined from granting final approval to any purported generics prior to May 24, 2014, and given the inability of state-of-the-art analytical techniques to fully characterize the active ingredients of Copaxone®, as well as published results showing significant differences in gene expression between Copaxone® and a purported generic version, the regulatory pathway for their approval is uncertain. We believe that any purported generic version should be studied in pre-clinical testing and full-scale, placebo-controlled clinical trials with measured clinical endpoints (such as relapse rate) in RRMS patients to establish safety, efficacy and immunogenicity. Furthermore, because of the chemical complexity of Copaxone®, we believe that it can only be safely manufactured using a series of proprietary methods that have been perfected by Teva for more than 20 years.

On December 6, 2013, we filed a citizen’s petition requesting that the FDA refuse to approve any ANDA for a purported generic version of Copaxone® without scientific data demonstrating that (1) the proposed generic product contains the identical active ingredient as Copaxone®, (2) the immunogenicity risks associated with the proposed generic product are no greater than the risks associated with Copaxone®, including a demonstration that the risks of alternating or switching between the two products are no greater than remaining on Copaxone® and (3) the proposed generic product is bioequivalent to Copaxone®. This citizen’s petition includes the results of a new gene expression analysis demonstrating significant differences between the biological impact of Copaxone® and a purported generic version of Copaxone®, which may have unknown safety and efficacy ramifications for patients.

Azilect®. We jointly market Azilect® (rasagiline tablets) with Lundbeck in certain key European countries. We exclusively market Azilect® in the United States and Germany and certain other markets, while Lundbeck exclusively markets Azilect® in the remaining European countries and certain other international markets.

Global in-market sales, which represent sales by Teva and Lundbeck to third parties, amounted to $143 million in the first quarter of 2014 compared to $119 million in the first quarter of 2013, an increase of 20%. Our sales of Azilect® amounted to $114 million, an increase of 23% compared to the first quarter of 2013. The increase in sales reflects both price increases and volume growth in the United States, as well as volume growth in Europe.

Nuvigil®. Our sales of Nuvigil® in the first quarter of 2014 amounted to $101 million, compared to $83 million in the first quarter of 2013. Nuvigil®’s market share in terms of total prescriptions of the U.S. wake category was approximately 42% at the end of the first quarter of 2014.

Oncology Products

Our specialty oncology product line includes Treanda®, Synribo® and certain other products, as well as our biosimilar products indicated mainly for the treatment of side effects of oncology treatments. Sales of our oncology products amounted to $262 million in the first quarter of 2014, compared to $239 million in the first quarter of 2013. The increase resulted primarily from sales of our recently launched G-CSF products, Lonquex® and Granix®.

Sales of Treanda® amounted to $180 million in the first quarter of 2014, compared to $171 million in the first quarter of 2013, an increase of 5%, mainly due to higher revenues in Canada.

Respiratory Products

Our respiratory product line includes our specialty respiratory products, mainly ProAir®, Qvar® and Qnasl®. Revenues from our specialty respiratory products decreased 2% in the first quarter of 2014 to $230 million, primarily due to lower sales in Europe and our ROW markets, which was partially offset by higher sales in the United States.

ProAir® (albuterol HFA), which we sell only in the United States, is a short-acting beta-agonist (“SABA”) for the treatment of bronchial spasms linked to asthma or chronic obstructive pulmonary disease and exercise-induced bronchospasm. ProAir® revenues in the first quarter of 2014 amounted to $114 million, an increase of 30% compared to the first quarter of 2013, mainly due to volume growth. ProAir® maintained its leadership in the SABA market, with a market share of 54.1% in terms of total number of prescriptions during the fourth quarter of 2014, an increase of 3.4 points compared to the first quarter of 2013.

Qvar® (beclomethasone diproprionate HFA) is an inhaled corticosteroid for long-term control of chronic bronchial asthma. Qvar® global sales in the first quarter of 2014 amounted to $71 million, a decrease of 24% compared to the first quarter of 2013, due to higher Medicaid sales in the first quarter of 2014. Qvar® maintained its second-place position in the inhaled corticosteroids category in the United States, with a market share of 34.3% in terms of total number of prescriptions during the first quarter of 2014, an increase of 5.4 points compared to the first quarter of 2013.

Women’s Health Products

Our women’s health product line includes our specialty women’s health products such as Paragard®, Plan B One-Step®, Zoely®, Enjuvia® and QuartetteTM, but does not include generic women’s health products, sales of which are reported as part of our generic medicine revenues.

Revenues from our global women’s health products amounted to $124 million in the first quarter of 2014, in line with results in the first quarter of 2013. The effect of foreign exchange fluctuations on revenues was negligible.

Specialty Medicine Gross Profit

In the first quarter of 2014, gross profit from our specialty medicine segment amounted to $1.8 billion, an increase of 3% compared to the first quarter of 2013. The higher gross profit was mainly a result of higher sales of specialty medicine discussed above.

Gross profit margin for our specialty medicine segment in the first quarter of 2014 was 87.2%, compared to 87.0% in the first quarter of 2013. The slight increase in gross margin was a result of different product mix.

Specialty Medicine R&D Expenses

Research and development expenses relating to our specialty medicines, including NTEs, in the first quarter of 2014 amounted to $227 million, an increase of 13% compared to $201 million in the first quarter of 2013, primarily as a result of increased investment in our NTEs, respiratory and CNS pipelines. As a percentage of segment revenues, R&D spending was 10.7% in the first quarter of 2014, compared to 9.8% in the first quarter of 2013. Our specialty R&D activities focus primarily on product candidates in the CNS and respiratory therapeutic areas, with selective focus on oncology and other areas that fit our strategy.

Specialty R&D expenditures include upfront and milestone payments for products in the development phase, the costs of discovery research, preclinical development, early and late-clinical development and drug formulation, clinical trials, product registration costs, changes in contingent consideration resulting from acquisitions and other costs, and are reported net of contributions received from collaboration partners. Our specialty R&D spending takes place throughout the development process, from drug discovery through pre-launch marketing activities, including (a) early-stage projects in both discovery and preclinical phases; (b) middle-stage projects in clinical programs up to phase III; and (c) late-stage projects in phase III programs, including where an NDA is currently pending approval, and continuing for life cycle management studies for marketed products. Furthermore, our NTE R&D activities are managed and reported as part of our specialty R&D expenses.

Specialty Medicine S&M Expenses

Selling and marketing expenses related to our specialty medicines in the first quarter of 2014 amounted to $499 million, an increase of 10%, compared to $453 million in the first quarter of 2013.

As a percentage of segment revenues, selling and marketing expenses increased to 23.6% in the first quarter of 2014 from 22.1% in the first quarter of 2013.

The increase was primarily due to higher expenditures related to our launches of Copaxone® 40 mg/mL, Lonquex® and Granix®, as well as preparation for additional product launches planned for the remainder of 2014.

Specialty Medicine Profitability

The profitability of our specialty medicine segment consists of the gross profit, less selling and marketing expenses and research and development expenses related to this segment. Segment profitability does not include general and administrative expenses, amortization and certain other items. See note 12 to our consolidated financial statements and “Operating Income” below for additional information.

Profitability of our specialty medicine segment amounted to $1.1 billion in the first quarter of 2014, a decrease of 1% compared to the first quarter of 2013. This is a result of the factors discussed above, namely higher R&D and S&M expenses, partially offset by higher gross profit.

Specialty medicine profitability as a percentage of segment revenues was 52.8% in the first quarter of 2014, down from 55.2% in the first quarter of 2013, a decrease of 2.4 points. The decline is mainly attributable to higher S&M expenses as a percentage of specialty medicine revenues (1.5 points) and higher R&D expenses as a percentage of specialty medicine revenues (1.0 point), partially offset by higher gross profit (0.2 points).

Our multiple sclerosis franchise includes our Copaxone® products and laquinimod (a developmental compound for the treatment of MS). The profitability of our multiple sclerosis franchise consists of Copaxone® revenues less cost of goods sold and S&M and R&D expenses related to our MS franchise. It does not include G&A expenses, amortization and certain other items. Profitability of our multiple sclerosis franchise in the first quarter of 2014 was $774 million, compared to $825 million in the first quarter of 2013. Profitability of our multiple sclerosis franchise as a percentage of Copaxone® revenues was 72.3% in the first quarter of 2014 compared to 77.5% in the first quarter of 2013.

Other Activities

In addition to our generic and specialty medicine segments, we have other activities, primarily PGT Healthcare, our OTC joint venture with P&G, distribution services, primarily in Israel and Hungary, and sales of medical devices.

OTC

Our revenues from OTC products in the first quarter of 2014 amounted to $269 million, a decrease of 12%, compared to $306 million in the first quarter of 2013. In local currency terms, revenues decreased 9%. Our revenues related to PGT in the first quarter of 2014 amounted to $220 million, a decrease of 8%, compared to $240 million in the first quarter of the previous year. The decline was mainly due to lower sales in Eastern Europe.

PGT’s in-market sales in the first quarter of 2014 amounted to $356 million, $53 million lower than the first quarter of 2013. This amount represents sales of the combined OTC portfolios of Teva and P&G outside North America. This decline was due to an exceptionally weak season for sales of cough and cold products in Europe and Russia.

Revenues from OTC products in the United States to P&G amounted to $49 million in the first quarter of 2014, compared to $66 million in the first quarter of 2013.

Others

We have other sources of revenues, primarily sales of third-party products for which we act as distributor, mostly in Israel and Hungary, as well as sales of medical devices and other miscellaneous items.

In the first quarter of 2014, we recorded sales of $220 million, similar to sales of $215 million in the first quarter of 2013.

Teva Consolidated Results

Revenues

Revenues in the first quarter of 2014 amounted to $5.0 billion, an increase of 2% compared to the first quarter of 2013. In local currency terms, revenues increased 3%. Our revenues were positively affected by higher sales of our generic medicines, mainly in the United States, and of our specialty medicines, partially offset by lower revenues of our OTC products. Please see “Generic Medicine Revenues” and “Specialty Medicine Revenues” above. Exchange rate movements during the first quarter of 2014 in comparison with the first quarter of 2013 negatively impacted overall revenues by approximately $30 million.

Gross Profit

In the first quarter of 2014, gross profit amounted to $2.7 billion, an increase of 4% compared to the first quarter of 2013.

The higher gross profit was mainly a result of the higher gross profit of both our generic and specialty segments. See “Generic Medicine Gross Profit” and “Specialty Medicine Gross Profit” above. This increase was partially offset by higher costs relating to regulatory and other actions taken in facilities, as well as lower sales of OTC products.

Gross profit as a percentage of revenues was 53.9% in the first quarter of 2014, compared to 52.8% in the first quarter of 2013. The increase in gross profit as a percentage of revenues primarily reflects the higher profitability of our generic medicine segment (which increased gross profit as a percentage of revenues by 1.1 points) and the higher profitability of our specialty medicine segment (which increased gross profit as a percentage of revenues by 0.5 points), partially offset by lower profitability of our other activities (which decreased gross profit as a percentage of revenues by 0.5 points).

Research and Development (R&D) Expenses

Net research and development expenses for the first quarter of 2014 amounted to $353 million, an increase of 7% compared to the first quarter of 2013. The increase resulted from higher R&D expenses in both our specialty medicine and generic medicine segments. See “Generic Medicine—R&D Expenses” and “Specialty Medicine—R&D Expenses” above.

As a percentage of revenues, R&D spending was 7.1% in the first quarter of 2014, compared to 6.7% in the first quarter of 2013.

Selling and Marketing (S&M) Expenses

Selling and marketing expenses in the first quarter of 2014 amounted to $984 million, a decrease of 1% compared to the first quarter of 2013. The decrease was mainly due to lower S&M expenses in our generic medicine segment and S&M expenses related to other activities, which were partially offset by higher S&M expenses in our specialty medicine segment. See “Generic Medicine S&M Expenses” and “Specialty Medicine S&M Expenses” above.

As a percentage of revenues, S&M expenses were 19.7% in the first quarter of 2014 compared to 20.3% in the first quarter of 2013.

General and Administrative (G&A) Expenses

G&A expenses in the first quarter of 2014 amounted to $302 million, compared to $307 in the first quarter of 2013. As a percentage of revenues, G&A expenses decreased to 6.0% in the first quarter of 2014, from 6.3% in the first quarter of 2013.

Legal Settlements and Loss Contingencies

Legal settlements and loss contingencies for the first quarter of 2014 amounted to $29 million, compared to $27 million in the first quarter of 2013.

Impairments, Restructuring and Others

In the first quarter of 2014, we recorded $57 million in impairments, restructuring and others, compared to $58 million in the first quarter of 2013. The change is comprised of a decrease of $14 million in impairments, and $4 million in other expenses, partially offset by a $17 million increase in restructuring charges.

In October 2013, management announced the acceleration of its company-wide cost-savings plan, which includes several initiatives, including a reduction in the number of employees. Expenses for the corporate restructuring program are estimated to be approximately $1.1 billion. Costs will be incurred as the details of the plan are finalized and accounting criteria for expense recognition are met.

Operating Income

Operating income was $972 million in the first quarter of 2014, an increase from $874 million in the first quarter of 2013. As a percentage of revenues, operating income was 19.4% in the first quarter of 2014, compared to 17.8% in the first quarter of 2013.

The increase in operating income was due to factors previously discussed, primarily higher gross profit, lower impairment of long-lived assets and lower S&M expenses as well as lower G&A expenses. This increase was partially offset by higher R&D expenses and higher restructuring expenses. Foreign exchange rate movements during the first quarter of 2014 in comparison with the first quarter of 2013 reduced our operating income by $29 million.

The increase of 1.6 points in operating income as a percentage of revenues was mainly due to higher gross margin (1.1 points), lower S&M expenses (0.6 points), lower impairment of long-lived assets (0.3 points) and lower G&A expenses (0.3 points), partially offset by higher R&D expenses (0.4 points), as well as higher restructuring expenses (0.3 points).

The following table presents a reconciliation of our segment profitability to Teva’s consolidated operating income for the three months ended March 31, 2014 and 2013:

	Three months ended March 31,
	2014	2013
	(U.S. $ in millions)
Generic medicine profitability	$499	$382
Specialty medicine profitability	1,117	1,132

Total segment profitability	1,616	1,514
Profitability of other activities	51	43

Total profitability	1,667	1,557
Amortization	285	279
General and administrative expenses	302	307
Legal settlements and loss contingencies	29	27
Impairments, restructuring and others	57	58
Other unallocated amounts	22	12

Consolidated operating income	$972	$874

Financial Expenses-Net

In the first quarter of 2014, financial expenses amounted to $81 million, compared to $175 million in the first quarter of 2013. The decrease is mainly due to unusually high financial expenses in connection with the early redemption of senior notes and others in the first quarter of 2013, as well as lower interest expenses resulting from lower debt levels in the first quarter of 2014.

Teva operates in certain territories that have more than one official exchange rate, which deviate significantly among themselves as well as from unofficial market rates, and remittance of cash outside the country is limited. As a result, Teva is exposed to a potential devaluation loss on its total monetary balances in these territories, which, as of March 31, 2014, amounted to approximately $213 million.

Tax Rate

Tax expenses for the first quarter of 2014 amounted to $143 million on pre-tax income of $891 million. In the first quarter of 2013, tax expenses amounted to $53 million on pre-tax income of $699 million.

Our quarterly tax rate for the first quarter of 2014 was 16.0%, compared to 7.6% in the first quarter of 2013. The increase in our quarterly tax rate mainly reflects the lapse of our tax exemptions under the previous Israeli tax incentives regime in 2013, such that our profits in Israel are now generally subject to tax at 9%.

The statutory Israeli corporate tax rate, which was 25% in 2013, increased to 26.5% in 2014. However, our effective consolidated tax rates have historically been, and continue to be this year, considerably lower than the statutory rate because of tax incentives we benefit from in Israel and other countries.

Net Income

Net income attributable to Teva in the first quarter of 2014 was $744 million, compared to $630 million in the first quarter of 2013. This increase was due to the factors previously discussed, primarily our higher operating income as well as lower finance expenses, partially offset by higher income tax expenses.

Diluted Shares Outstanding and Earnings per Share

The average weighted diluted shares outstanding used for the fully diluted share calculation for the first quarter of 2014 and the first quarter of 2013 was 852 million and 856 million shares, respectively. The decrease in number of the average weighted diluted shares outstanding was mainly due to shares repurchased pursuant to our share repurchase programs during the first half of 2013, partially offset by issuance of shares due to employee options exercised.

At March 31, 2014 and 2013, the share count for calculating Teva’s market capitalization was approximately 851 million.

Diluted earnings per share amounted to $0.87 in the first quarter of 2014, an increase of 18% compared to diluted earnings per share of $0.74 in the first quarter of 2013.

Impact of Currency Fluctuations on Results of Operations

Because our results are reported in U.S. dollars, changes in the rate of exchange between the U.S. dollar and the local currencies in the markets in which we operate (primarily the euro, Israeli shekel, Russian ruble, Canadian dollar, British pound, Japanese yen and Hungarian forint) affect our results. During the first quarter of 2014, the following main currencies relevant to our operations decreased in value against the U.S. dollar: the Russian ruble by 13%, the Canadian dollar by 9% and the Japanese yen by 10%, while the following currencies increased in value against the U.S. dollar: the euro by 4%, the Israeli shekel by 6% and the British pound by 7% (all compared on a quarterly average basis). Latin American currencies showed an overall negative change of 19% compared to last year.

As a result, exchange rate movements during the first quarter of 2014 in comparison with the first quarter of 2013 negatively impacted overall revenues by approximately $30 million and reduced our operating income by $29 million.

Liquidity and Capital Resources

Total balance sheet assets amounted to $46.9 billion at March 31, 2014, compared to $47.5 billion at December 31, 2013. The decrease resulted mainly from a decrease of $0.3 billion in our deferred tax assets due to a net presentation in accordance with new accounting guidance and $0.2 billion due to foreign exchange fluctuations.

Inventory balances for March 31, 2014 amounted to $5.0 billion, compared to $5.1 billion at December 31, 2013. The decrease resulted from foreign exchange fluctuations, as well as lower inventory balances in Israel, Canada, France and the United States, following inventory optimization.

Accounts receivable at March 31, 2014, net of sales, reserves and allowances (“SR&A”), remained constant at $0.4 billion compared to December 31, 2013.

We continue to monitor activities in the European countries which, based on our internal assessment, are still experiencing economic stress, and are taking action to limit our exposure in these countries.

We also monitor macro-economic risks in certain emerging markets that are experiencing economic stress, with focus on Eastern Europe and Latin America, and are taking action to limit our exposure in these countries.

Accounts payables and accruals decreased to $3.1 billion at March 31, 2014 compared to $3.3 billion at December 31, 2013.

Our working capital balance, which includes accounts receivable, inventories, deferred taxes and other current assets net of SR&A, accounts payable and other current liabilities, was $2.7 billion at March 31, 2014, compared to $2.5 billion at December 31, 2013. The increase in working capital is mainly due to the net effects of charges and payments related to legal settlements.

Investment in property, plant and equipment in the first quarter of 2014 was approximately $225 million, compared to $264 million in the first quarter of 2013. Depreciation amounted to $117 million in the first quarter of 2014, compared to $107 million in the first quarter of 2013.

Cash and cash equivalents and short term and long term investments at March 31, 2014 decreased to $1.1 billion, compared to $1.2 billion, at December 31, 2013, mainly due to debt repayment.

2014 Debt Movements

At March 31, 2014, we had $11.8 billion of debt, compared to $12.2 billion at December 31, 2013. The decrease is mainly due to the repayment of $0.5 billion principal amount floating rate senior notes and of $0.25 billion principal amount fixed rate notes, both of which matured in March 2014. We financed the repayment with funds borrowed under our revolving credit facility, which has been partially repaid.

Aggregate Debt

Our debt at March 31, 2014 is effectively denominated in the following currencies: U.S. dollar 51%, euro 31%, Japanese yen 13%, Swiss franc 4% and Canadian dollar 1%.

The portion of total debt classified as short term at March 31, 2014 was 13%, down from 15% at December 31, 2013, mainly as a result of the short term debt repayment described above.

Our financial leverage decreased to 34% at March 31, 2014, from 35% at December 31, 2013.

Our average debt maturity remained stable at six years as of March 31, 2014.

Shareholders’ Equity

Exchange rate fluctuations affected our balance sheet, as approximately 36% of our net assets in the first quarter of 2014 (including both non-monetary and monetary assets) were in currencies other than the U.S. dollar. When compared to December 31, 2013, changes in currency rates had a negative impact of $0.2 billion on our equity as of March 31, 2014, mainly due to the decrease in value against the U.S. dollar of the Russian ruble (9%), the Euro (0.4%), the Chilean peso (5%), the Hungarian forint (5%), the Ukrainian hryvna (34%) and the Canadian dollar (4%). All comparisons are on a quarter-end to quarter-end basis.

Our shareholders’ equity was $23.0 billion at March 31, 2014, compared to $22.6 billion at December 31, 2013. The increase primarily reflects net income of $0.7 billion and proceeds from employee stock option exercises of $0.1 billion, which were partially offset by dividend payments of $0.3 billion as well as by the negative impact of currency fluctuations of $0.2 billion.

Cash Flow

Cash flow generated from operating activities during the first quarter of 2014 amounted to $0.9 billion, compared to $1.1 billion in the first quarter of 2013. The decrease was mainly due to payments during the quarter pursuant to legal settlements.

In addition, in April 2014, we paid an additional $200 million related to our pantoprazole settlement. The remaining $400 million owed under the settlement will be paid during 2014.

Cash flow generated from operating activities in the first quarter of 2014, net of cash used for capital investments and dividends paid, amounted to $382 million, a decrease of $258 million from the first quarter of 2013. The decrease resulted mainly from the payments made in accordance with legal settlements during the quarter and proceeds from the sale of our animal health unit received in the first quarter of 2013, partially offset by lower capital expenditures.

Dividends

We announced a dividend for the first quarter of 2014 of NIS 1.21 per share (34.7 cents according to the rate of exchange on April 28, 2014). The dividend payment for the first quarter of 2014, which is expected to take place on June 2, 2014, will be made with respect to ADSs on the basis of the then current U.S. dollar-NIS exchange rate.

Commitments

In addition to financing obligations under short-term debt and long-term senior notes and loans, debentures and convertible debentures, our major contractual obligations and commercial commitments include leases, royalty payments and participation in joint ventures associated with research and development activities.

We are committed to pay royalties to owners of know-how, partners in alliances and certain other arrangements and to parties that financed research and development, at a wide range of rates as a percentage of sales of certain products, as defined in the agreements. In some cases, the royalty period is not defined; in other cases, royalties will be paid over various periods not exceeding 20 years.

In connection with certain development, supply and marketing, and research and collaboration or services agreements, we are required to indemnify, in unspecified amounts, the parties to such agreements against third-party claims relating to (1) infringement or violation of intellectual property or other rights of such third party; or (2) damages to users of the related products. Except as described in our financial statements we are not aware of any material pending action that may result in the counterparties to these agreements claiming such indemnification.

Certain of our loan agreements and debentures contain restrictive covenants, mainly the requirement to maintain certain financial ratios. We are currently in compliance with all applicable financial ratios.

Our principal sources of short-term liquidity are our existing cash investments, liquid securities, and available credit facilities; primarily our $3 billion syndicated revolving line of credit, of which $2.4 billion was available as of March 31, 2014, and an unutilized $1 billion term-loan with availability until December 31, 2014 as well as internally generated funds, which we believe are sufficient to meet our on-going operating needs. Our cash in hand is generally invested in bank deposits as well as liquid securities that bear fixed and floating rates.

Supplemental Non-GAAP Income Data

The tables below present supplemental data, in U.S. dollar terms, as a percentage of net revenues and the change by item as a percentage of the amount for the comparable period, which we believe facilitates an understanding of the factors affecting our business.

In these tables, we exclude the items listed below in the respective periods:

	Three months ended March 31,
	2014	2013

Amortization of purchased intangible assets	$285	$279
Restructuring and other expenses	56	43
Expense in connection with legal settlements and reserves	29	27
Costs related to regulatory actions taken in facilities	18	12
Impairment of long-lived assets	1	15
Accelerated depreciation	4	—
Financial (income) expense	(3)	94
Net of corresponding tax benefit	(96)	(140)

The data so presented — after these exclusions — are the results used by management and our board of directors to evaluate our operational performance, to compare against work plans and budgets, and ultimately to evaluate the performance of management. For example, each year we prepare a detailed work plan for the next fiscal year. This work plan is used to manage the business and is the plan against which management’s performance is measured. All such plans are prepared on a basis comparable to the presentation below, in that none of the plans take into account those elements that are factored out in our non-GAAP presentations. In addition, at quarterly meetings of the Board at which management provides financial updates to the Board, presentations are made comparing the current fiscal quarterly results against: (a) the comparable quarter of the prior year, (b) the immediately preceding fiscal quarter and (c) the work plan. Such presentations are based upon the non-GAAP approach reflected in the table below. Moreover, while there are always qualitative factors and elements of judgment involved in the granting of annual cash bonuses, the principal quantitative element in the determination of such bonuses is performance targets tied to the work plan, and thus tied to the same non-GAAP presentation as is set forth below.

In arriving at our non-GAAP presentation, we have in the past factored out items, and would expect in the future to continue to factor out items, that either have a non-recurring impact on the income statement or which, in the judgment of our management, are items that, either as a result of their nature or size, could, were they not singled out, potentially cause investors to extrapolate future performance from an improper base. While not all inclusive, examples of these items include: legal settlements and reserves, purchase accounting expense adjustments related to acquisitions, including adjustments for write-offs of R&D in-process, amortization of intangible assets and inventory “step-ups” following acquisitions; changes in the fair value of contingent consideration related to business combinations; restructuring expenses related to efforts to rationalize and integrate operations on a global basis; material tax and other awards or settlements—both in terms of amounts paid or amounts received; impairment charges related to intangible and other assets such as intellectual property, product rights or goodwill; the income tax effects of the foregoing types of items when they occur; and costs related to regulatory actions taken at our facilities (such as uncapitalized production costs, consulting expenses or write-offs of inventory related to remediation). Included in restructuring expenses are severance, shut down costs, contract termination costs and other costs that we believe are sufficiently large that their exclusion is important to understanding trends in our financial results.

These data are non-GAAP financial measures and should not be considered replacements for GAAP results. We provide such non-GAAP data because management believes that such data provide useful information to investors. However, investors are cautioned that, unlike financial measures prepared in accordance with GAAP, non-GAAP measures may not be comparable with the calculation of similar measures for other companies. These non-GAAP financial measures are presented solely to permit investors to more fully understand how management assesses our performance. The limitations of using these non-GAAP financial measures as performance measures are that they provide a view of our results of operations without including all events during a period, such as the effects of acquisition, merger-related, restructuring and other charges, and may not provide a comparable view of our performance to other companies in the pharmaceutical industry.

Investors should consider non-GAAP financial measures in addition to, and not as replacements for, or superior to, measures of financial performance prepared in accordance with GAAP.

The following table presents the GAAP measures, the corresponding non-GAAP amounts and related non-GAAP adjustments for the applicable periods:

		Three months ended March 31, 2014				Three months ended March 31, 2013
		U.S. dollars and shares in millions (except per share amounts)
		GAAP	Non-GAAP Adjustments	Non-GAAP	% of Net Revenues	GAAP	Non-GAAP Adjustments	Non-GAAP	% of Net Revenues
	Gross profit[1]	2,697	290	2,987	60%	2,590	281	2,871	59%
	Operating income[1,2]	972	393	1,365	27%	874	376	1,250	26%
	Net income attributable to Teva[1,2,3]	744	294	1,038	21%	630	330	960	20%
	Earnings per share attributable to Teva - Diluted[4]	0.87	0.35	1.22		0.74	0.38	1.12

1	Amortization of purchased intangible assets		268				269
	Costs related to regulatory actions taken in facilities		18				12
	Accelerated depreciation		4				—

	Gross profit adjustments		290				281
2	Restructuring and other expenses		56				43
	Expense in connection with legal settlements and reserves		29				27
	Amortization of purchased intangible assets		17				10
	Impairment of long-lived assets		1				15

			103				95

	Operating income adjustments		393				376

3	Financial (income) expense		(3)				94
	Tax benefit		(96)				(140)

	Net income adjustments		294				330

4	The weighted average number of shares was 852 million and 856 million for the three months ended March 31, 2014 and 2013, respectively. Non-GAAP earnings per share can be reconciled with GAAP earnings per share by dividing each of the amounts included in footnotes 1-3 above by the applicable weighted average share number.

Non-GAAP Tax Rate

Non-GAAP tax expenses for the first quarter of 2014 amounted to $239 million on pre-tax non-GAAP income of $1.3 billion. The expenses in the comparable quarter of 2013 were $193 million on pre-tax non-GAAP income of $1.2 billion.

Our quarterly non-GAAP tax rate for the first quarter of 2014 was 18.7%, compared to 16.5% in the first quarter of 2013. The increase in our quarterly tax rate mainly reflects the lapse of our tax exemptions under the previous Israeli tax incentives regime in 2013, such that our profits in Israel are now generally subject to tax at 9%.

Critical Accounting Policies

The preparation of our consolidated financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions in certain circumstances that affect the amounts reported in the accompanying consolidated financial statements and related footnotes. Actual results may differ from these estimates. To facilitate the understanding of our business activities, certain accounting policies that are important to the presentation of our financial condition and results of operations and that require management’s subjective judgments are described in our Annual Report on Form 20-F for the year ended December 31, 2013. We base our judgments on our experience and various assumptions that we believe to be reasonable under the circumstances. The most significant estimates that we make on an ongoing basis relate to revenue recognition, sales reserves and allowances, income taxes, contingencies, inventories, and valuation of intangible assets, marketable securities and long-lived assets, including reassessment of useful lives. Please refer to Note 1 to the Consolidated Financial Statements included in our Annual Report on Form 20-F for the year ended December 31, 2013 for a summary of all significant accounting policies.

Recently Adopted and Issued Accounting Pronouncements

See the notes to the condensed consolidated financial statements included in this report.

RISK FACTORS

There are no material changes to the risk factors previously disclosed in our Annual Report on Form 20-F for the year ended December 31, 2013.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Reference is made to “Item 11 – Quantitative and Qualitative Disclosures About Market Risk” in our Annual Report on Form 20-F for the year ended December 31, 2013.

LEGAL PROCEEDINGS

We are subject to various litigation and other legal proceedings. For a discussion of these matters, see “Contingencies” included in note 11 to the condensed consolidated financial statements included in this report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)

Date: May 1, 2014	By:	/S/ EYAL DESHEH
	Name:	Eyal Desheh
	Title:	Group Executive Vice President, Chief Financial Officer